
10012014


OLONIA BANCORP


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2010
WASH, D.C.
193
SECTION

# NOTICE OF 2010 ANNUAL MEETING, PROXY STATEMENT AND 2009 ANNUAL REPORT ON FORM 10-K

# POLONIA BANCORP

## Corporate Profile

Polonia Bancorp, headquartered in Huntingdon Valley, Pennsylvania is the holding company for Polonia Bank. Established in 1923, Polonia Bank continues to operate as a community-oriented financial institution offering traditional financial services to consumers and businesses in the Greater Philadelphia metropolitan area, as well as southeastern Pennsylvania and southern New Jersey.

## Transfer Agent

*Registrar and Transfer Company*
10 Commerce Drive
Cranford, New Jersey 07016
800-866-1340
www.RTCO.com

## Stock Listing

Polonia Bancorp's common stock is quoted on the OTC Bulletin Board under the symbol "PBCP."

## Banking Locations

*Main Office*
3993 Huntingdon Pike
Huntingdon Valley, Pennsylvania 19006

*Bank Branch*
2646 East Allegheny Avenue
Philadelphia, Pennsylvania 19134

*Bank Branch*
2133 Spring Garden Street
Philadelphia, Pennsylvania 19130

*Bank Branch*
2628 Orthodox Street
Philadelphia, Pennsylvania 19137

*Bank Branch*
8000 Frankford Avenue
Philadelphia, Pennsylvania 19136


OLONIA BANCORP

April 15, 2010

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Polonia Bancorp (the "Company"). The meeting will be held at the Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania, on Tuesday, May 18, 2010 at 8:00 a.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. Directors and officers of the Company, as well as a representative of S.R. Snodgrass, A.C., the Company's independent registered public accounting firm, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to complete and mail the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously voted.

We look forward to seeing you at the meeting.

Sincerely,

Anthony J. Szuszczewicz
*Chairman, President and Chief Executive Officer*

**POLONIA BANCORP**
**3993 HUNTINGDON PIKE, 3rd FLOOR**
**HUNTINGDON VALLEY, PENNSYLVANIA 19006**
**(215) 938-8800**

---

# NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

---

| | |
|---|---|
| **TIME AND DATE** ................ | 8:00 a.m., local time, on Tuesday, May 18, 2010. |
| **PLACE** .................................. | Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania. |
| **ITEMS OF BUSINESS** ......... | (1) To elect two directors to serve for a term of three years. |
| | (2) To ratify the selection of S.R. Snodgrass, A.C. as our independent registered public accounting firm for 2010. |
| | (3) To transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting. |
| **RECORD DATE** ................... | To vote, you must have been a stockholder at the close of business on March 31, 2010. |
| **PROXY VOTING** ................. | It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy or voting instruction card and included in the accompanying proxy statement. You can revoke a proxy at any time before its exercise at the meeting by following the instructions in the proxy statement. |



Paul D. Rutkowski
*Chief Financial Officer and Corporate Secretary*
April 15, 2010

# POLONIA BANCORP

# PROXY STATEMENT

## General Information

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Polonia Bancorp for the 2010 annual meeting of stockholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to Polonia Bancorp as the "Company," "we," "our" or "us."

Polonia Bancorp is the holding company for Polonia Bank. In this proxy statement, we may also refer to Polonia Bank as the "Bank."

We are holding the 2010 annual meeting at the Company's offices, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania, on Tuesday, May 18, 2010 at 8:00 a.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about April 15, 2010.

### Important Notice Regarding the Availability of Proxy Materials for the 2010 Annual Meeting of Shareholders to be held on May 18, 2010

This proxy statement and our 2009 Annual Report on Form 10-K are available electronically at www.cfpproxy.com/6127.

## Information About Voting

### Who Can Vote at the Meeting

You are entitled to vote the shares of Polonia Bancorp common stock that you owned as of the close of business on March 31, 2010. As of the close of business on March 31, 2010, a total of 3,159,078 shares of Polonia Bancorp common stock were outstanding, including 1,818,437 shares of common stock held by Polonia MHC. Each share of common stock has one vote.

The Company's charter provides that, until January 11, 2012, record holders of the Company's common stock, other than Polonia MHC, who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

### Ownership of Shares; Attending the Meeting

You may own shares of Polonia Bancorp in one of the following ways:

- Directly in your name as the stockholder of record; or
- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Polonia Bancorp common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

## Quorum and Vote Required

***Quorum.*** We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

***Votes Required for Proposals.*** At this year's annual meeting, stockholders will elect two directors to serve a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to all nominees, or withhold votes as to specific nominees. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of S.R. Snodgrass, A.C. as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of S.R. Snodgrass, A.C. as our independent registered public accounting firm for 2010, the affirmative vote of a majority of the shares represented at the annual meeting and entitled to vote is required.

***Effect of Not Casting Your Vote***. If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors (Item 1 of this Proxy Statement). In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors as they felt appropriate.

Recent changes in regulation were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, no votes will be cast on your behalf. These are referred to broker non-votes. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm (Item 2 of this Proxy Statement). If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

***How We Count Votes.*** If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposal to ratify the selection of the independent registered public accountants, abstentions will have the same effect as a negative vote on the proposal while broker non-votes will have no effect on the proposal.

Because Polonia MHC owns in excess of 50% of the outstanding shares of Polonia Bancorp common stock, the votes it casts will ensure the presence of a quorum and determine the outcome of Proposal 1 (Election of Directors) and Proposal 2 (Appointment of Independent Registered Public Accounting Firm).

## Voting by Proxy

The Board of Directors of Polonia Bancorp is sending you this proxy statement to request that you allow your shares of Polonia Bancorp common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Polonia Bancorp common stock represented at the annual meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends a vote "FOR" each of the nominees for director and "FOR" ratification of S.R. Snodgrass, A.C. as the independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your Polonia Bancorp common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

## Participants in the ESOP or 401(k) Plan

If you participate in the Polonia Bank Employee Stock Ownership Plan (the "ESOP") or if you have invested in Company common stock through the Polonia Bancorp Stock Fund ("Stock Fund") in the Polonia Bank Retirement Plan (the "401(k) Plan"), you will receive a voting instruction card for each plan that will reflect all the shares that you may direct the trustees to vote on your behalf under the respective plans. Under the terms of the ESOP, all allocated shares of Polonia Bancorp common stock held by the ESOP are voted by the ESOP trustee, as directed by plan participants. All unallocated shares of Polonia Bancorp common stock held by the ESOP and all allocated shares for which no timely voting instructions are received, are voted by the ESOP trustee in the same proportion as shares for which the trustee has received voting instructions, subject to the exercise of its fiduciary duties. Under the terms of the 401(k) Plan, participants investing in the Stock Fund through the 401(k) Plan may direct the Stock Fund trustee how to vote the shares credited to their accounts. **The deadline for returning your voting instruction cards is May 11, 2010.**

# Corporate Governance

## Director Independence

The Company's Board of Directors consists of six members who are elected for terms of three years, one-third of whom are elected annually. All of the directors are independent under the current listing standards of The NASDAQ Stock Market, except for Mr. Szuszczewicz who is the Chairman of the Board, President and Chief Executive Officer of the Company and the Bank. In determining the independence of its directors, the Board considered transactions, relationships or arrangements between the Company, the Bank and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including loans that Polonia Bank has directly or indirectly made to Directors Andruczyk, Byrne and Woltjen.

## Board Leadership Structure and Board's Role in Risk Oversight

The Company's Board of Directors endorses the view that one of its primary functions is to protect stockholders' interests by providing independent oversight of management, including the Chief Executive Officer. However, the Board does not believe that mandating a particular structure, such as a separate Chairman and Chief Executive Officer, is necessary to achieve effective oversight. The Board of the Company is currently comprised of six directors, five of whom are independent directors under the listing standards of The NASDAQ Stock Market. The Chairman of the Board has no greater nor lesser vote on matters considered by the Board than any other director, and the Chairman does not vote on any related party transaction. All directors of the Company, including the Chairman, are bound by fiduciary obligations, imposed by law, to serve the best interests of the stockholders. Accordingly, separating the offices of Chairman and Chief Executive Officer would not serve to enhance or diminish the fiduciary duties of any director of the Company. The Board does not currently have a lead director.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks facing the Company. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

## Corporate Governance Policies

The Board of Directors has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operation of the Board of Directors; the establishment and operation of board committees; succession planning; the Board of Directors' interaction with management and third parties; and the evaluation of the performance of the Board of Directors and of the chief executive officer.

## Committees of the Board of Directors

The following table identifies the Company's standing committees and their members as of March 31, 2010. The Board's Audit, Compensation and Nominating and Corporate Governance Committees each operate under a written charter that is approved by the Board of Directors. Each committee reviews and reassesses the adequacy of its charter at least annually. Each of the charters for the committees is included as an appendix to this Proxy Statement.

| *Director* | *Audit Committee* | *Compensation Committee* | *Nominating and Governance Committee* |
|---|---|---|---|
| Dr. Eugene Andruczyk | X* | X | X |
| Frank J. Byrne | X | X* | X |
| Edward W. Lukiewski | X | X | X |
| Timothy G. O'Shaughnessy | X | X | X |
| Anthony J. Szuszczewicz | | X | X* |
| Robert J. Woltjen | X | X | X |
| Number of Meetings in 2009 | 4 | 1 | 1 |

* Denotes Chairperson

***Audit Committee.*** The Audit Committee meets periodically with the independent registered public accounting firm and management to review accounting, auditing, internal control structure and financial reporting matters. The committee also receives and reviews all the reports and findings and other information presented to them by the Company's officers regarding financial reporting policies and practices. The committee selects the independent registered public accounting firm and meets with them to discuss the results of the annual audit and any related matters. Each member of the Audit Committee is independent in accordance with the listing standards of The NASDAQ Stock Market. The Board of Directors has determined that Mr. Andruczyk is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission.

***Compensation Committee.*** The Compensation Committee is responsible for all matters regarding the Company's and the Bank's employee compensation and benefit programs. The Compensation Committee reviews all compensation components for the Company's Chief Executive Officer ("CEO") and other executive officers' compensation including base salary, annual incentive, long-term incentives/equity, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. Our CEO develops recommendations for the Compensation Committee regarding the appropriate range of annual salary increases of our employees. Our CEO does not participate in Compensation Committee discussions or the review of Compensation Committee documents relating to the determination of his compensation.

***Nominating and Governance Committee.*** The Company's Nominating and Governance Committee is responsible for the annual selection of management's nominees for election as directors and developing and implementing policies and practices relating to corporate governance, including implementation of and monitoring adherence to the Company's corporate governance policy.

***Minimum Qualifications.*** The Nominating and Governance Committee has adopted a set of criteria that it considers when it selects individuals not currently on the Board of Directors to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include an age limitation, a residency requirement, a stock ownership requirement and a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate must also meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the Board of Directors, the Nominating and Governance Committee will then evaluate the prospective nominee to determine if he or she possesses the following qualifications, qualities or skills:

- contributions to the range of talent, skill and expertise appropriate for the Board;
- financial, regulatory and business experience, knowledge of the banking and financial service industries, familiarity with the operations of public companies and ability to read and understand financial statements;
- familiarity with the Company's market area and participation in and ties to local businesses and local civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of the stockholders of the Company and the best interests of the institution;
- the ability to devote sufficient time and energy to the performance of his or her duties;
- independence under applicable Securities and Exchange Commission and listing definitions; and
- current equity holdings in the Company.

The committee will also consider any other factors it deems relevant, including age, size of the Board of Directors and regulatory disclosure obligations. Further, when identifying nominees to serve as director, the Nominating and Governance Committee seeks to create a Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge and corporate governance.

With respect to nominating an existing director for re-election to the Board of Directors, the Nominating and Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; experience, skills and contributions that the existing director brings to the Board; and independence.

***Director Nomination Process.*** The process that the Nominating and Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Nominating and Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as their knowledge of members of the communities served by Polonia Bancorp. The Nominating and Governance Committee also will consider director candidates recommended by stockholders in accordance with the policy and procedures set forth above. The Nominating and Governance Committee has not used an independent search firm to identify nominees.

In evaluating potential nominees, the Nominating and Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria, which are discussed in more detail below. If such individual fulfills these criteria, the Nominating and Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

***Consideration of Recommendation by Stockholders.*** It is the policy of the Nominating and Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating and Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Governance Committee's resources, the Nominating and Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

***Procedures to be Followed by Stockholders.*** To submit a recommendation of a director candidate to the Nominating and Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairperson of the Nominating and Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;

2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934;

3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

4. The name and address of the stockholder making the recommendation, as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and

5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating and Governance Committee at least 30 days before the date of the annual meeting.

## Board and Committee Meetings

During the year ended December 31, 2009, the Boards of Directors of the Company and the Bank each held 12 meetings. No director attended fewer than 75% of the meetings of the Board of Directors and Board committees on which they served in 2009.

## Director Attendance at Annual Meeting of Stockholders

The Board of Directors encourages directors to attend the annual meeting of stockholders. Five of the six directors attended the 2009 annual meeting of stockholders.

## Code of Ethics and Business Conduct

Polonia Bancorp has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the Code of Ethics and Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

# Audit Committee Report

The Company's management is responsible for the Company's internal control over financial reporting. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles. The Audit Committee oversees the Company's internal control over financial reporting on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the Company's independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence and has discussed with the independent registered public accounting firm the firm's independence from the Company and its management. In concluding that the independent registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting and the overall quality of the Company's financial reporting process.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm that, in its report, express an opinion on the conformity of the Company's financial statements to U.S. generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal control over financial reporting designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with U.S. generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States) or that the Company's independent registered public accounting firm is "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the Securities and Exchange Commission. The Audit Committee has appointed, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010.

**Audit Committee of the Polonia Bancorp Board of Directors**

Dr. Eugene Andruczyk, Chairperson
Frank J. Byrne
Edward W. Lukiewski
Timothy G. O'Shaughnessy
Robert J. Woltjen

# Directors' Compensation

The following table sets forth the compensation received by non-employee directors for their service on the Company and the Bank Board of Directors during 2009. The table excludes perquisites, which did not exceed $10,000 in the aggregate for each director.

| *Name* | *Fees Earned or Paid in Cash ($)* | *Stock Awards ($)(1)* | *Option Awards ($)(2)* | *All Other Compensation ($)(3)* | *Total ($)* |
|---|---|---|---|---|---|
| Dr. Eugene Andruczyk ............ | $20,000 | $ – | $ – | $ 1,224 | $ 21,224 |
| Frank J. Byrne.......................... | 20,000 | – | – | 1,286 | 21,286 |
| Edward W. Lukiewski ............ | 20,000 | – | – | 118,230 | 138,230 |
| Timothy G. O'Shaughnessy..... | 20,000 | – | – | 1,048 | 21,048 |
| Robert J. Woltjen .................... | 20,000 | – | – | 825 | 20,825 |

(1) See footnote 1 to the directors and executive officers stock ownership table under *"Stock Ownership"* for the aggregate number of unvested restricted stock award shares held in trust by each director at fiscal year-end.
(2) As of December 31, 2009, each non-employee director held 8,100 options to purchase shares of Polonia Bancorp common stock, except for Mr. O'Shaughnessy who held no options.
(3) Items of "All Other Compensation" that exceeded $25,000 include a contribution of $111,750 to Mr. Lukiewski's Supplemental Retirement Plan.

***Supplemental Retirement Plan for Edward W. Lukiewski.*** Effective June 1, 1995, the Bank entered into a supplemental retirement plan with Mr. Lukiewski, a current director of the Bank, the Company and Polonia MHC who formerly served as President of the Bank. Under this arrangement, Mr. Lukiewski currently receives a supplemental pension benefit of $107,812 per year, payable for the remainder of his lifetime in monthly installments, and adjusted each June for inflation based on the rate of increase of the consumer price index, as published by the Department of Labor. The Bank also pays the premiums for certain insurance policies currently in effect on Mr. Lukiewski's life and health insurance premiums for Mr. Lukiewski and his spouse. The Bank incurred costs of $9,917 and $9,854 for these life and health insurance premiums during the years ended 2009 and 2008, respectively. In the event of Mr. Lukiewski's death, his surviving spouse would receive an annual benefit of $50,000 for the remainder of her lifetime as well as continued health benefits. The Bank has entered into a grantor or "rabbi" trust agreement to hold assets that the Bank may contribute for the purpose of making benefit payments under the Supplemental Retirement Plan with Mr. Lukiewski described above. Funds held in the trust remain at all times subject to the claims of the Bank's creditors in the event of the Bank's insolvency.

***Director Fees.*** Each non-employee director of the Bank receives an annual retainer of $18,000. Directors do not receive any compensation for their service on the Boards of Directors of the Company or Polonia MHC. Each member of the Company's Audit Committee receives $500 per meeting attended.

# Stock Ownership

The following table provides information as of March 31, 2010 about the persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power.

| *Name and Address* | *Number of Shares Owned* | *Percent of Common Stock Outstanding* |
|---|---|---|
| Polonia MHC<br>3993 Huntingdon Pike, 3rd Floor<br>Huntingdon Valley, Pennsylvania 19006 | 1,818,437 | 57.6% |
| PL Capital Group(1)<br>20 East Jefferson Avenue, Suite 22<br>Naperville, Illinois 60540 | 232,336 | 7.4% |

(1) Based exclusively on a Schedule 13D/A filed with the Securities and Exchange Commission on June 5, 2007, which was filed jointly by the following parties: Financial Edge Fund, L.P., Financial Edge—Strategic Fund, L.P., Goodbody/PL Capital, L.P., PL Capital LLC, Goodbody/PL Capital, LLC, PL Capital Advisors, LLC, John W. Palmer, Richard J. Lashley and PL Capital Offshore, Ltd. All of the filers of this Schedule 13D/A are collectively referred to as the "PL Capital Group."

The following table provides information as of March 31, 2010 about the shares of Polonia Bancorp common stock that may be considered to be beneficially owned by each director or nominee for director of the Company, by those executive officers of the Company listed in the *Summary Compensation Table* that follows and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown.

| *Name* | *Number of Shares Owned (1)(2)* | *Options Exercisable Within 60 Days* | *Percent of Common Stock Outstanding* |
|---|---|---|---|
| *Directors:* | | | |
| Dr. Eugene Andruczyk | 25,316 | 3,240 | * |
| Frank J. Byrne | 27,240 | 3,240 | * |
| Edward W. Lukiewski | 24,440 | 3,240 | * |
| Timothy G. O'Shaughnessy | – | – | * |
| Anthony J. Szuszczewicz | 51,346 | 16,200 | 2.1% |
| Robert J. Woltjen | 26,160 | 3,240 | * |
| *Executive Officers Who Are Not Also Directors:* | | | |
| Kenneth J. Maliszewski | 42,250 | 16,200 | 1.8 |
| Paul D. Rutkowski | 42,460 | 16,200 | 1.8 |
| All directors and executive officers as a group (8 persons) | 239,212 | 61,560 | 9.3 |

*Represents less than 1% of the Company's outstanding shares.

(1) Includes unvested shares of restricted stock awards held in trust, with respect to which the beneficial owner has voting but not investment power as follows: Messrs. Andruczyk, Byrne, Lukiewski and Woltjen—1,944 shares each; and Messrs. Maliszewski, Rutkowski and Szuszczewicz—9,720 shares each.

(2) Includes shares allocated to the account of the individuals under the ESOP with respect to which the individual has voting but not investment power as follows: Mr. Szuszczewicz—3,146 shares; Mr. Rutkowski—2,741 shares; and Mr. Maliszewski—2,741 shares. Includes shares held in the 401(k) Plan accounts with respect to which the individual has voting but not investment power as follows: Mr. Szuszczewicz—32,000 shares; Mr. Rutkowski—25,500 shares; and Mr. Maliszewski—24,300 shares.

# Proposal – 1 Election of Directors

The Company's Board of Directors consists of six members who are elected for terms of three years, one-third of whom are elected annually. The Board of Directors' nominees for election this year to serve for a three-year term or until their respective successors have been elected and qualified are Messrs Andruczyk and Byrne.

It is intended that the proxies solicited by the Board of Directors will be voted for the election of the nominees named above. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute nominee proposed by the Board of Directors. Alternatively, the Board of Directors may adopt a resolution to reduce the size of the board. At this time, the Board of Directors knows of no reason why any nominee might be unable to serve.

**The Board of Directors recommends a vote "FOR" the election of each of the nominees.**

Information regarding the nominees and the directors continuing in office is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of December 31, 2009. There are no family relationships among the directors or executive officers.

## Nominees for Election of Directors

*Dr. Eugene Andruczyk* is a self-employed physician. Age 61. Director of Polonia Bank since 1995 and director of Polonia Bancorp and Polonia MHC since their formation.

Mr. Andruczyk's career as a self-employed physician provides the Company with organizational understanding and expertise. In addition, as an active member of the community, Mr. Andruczyk maintains contact with and is in touch with the local consumer environment.

*Frank J. Byrne* is the owner of a restaurant, Byrnes Tavern and Crabs, located in Philadelphia. Age 62. Director of Polonia Bank since 1995 and director of Polonia Bancorp and Polonia MHC since their formation.

Mr. Byrne brings significant business and management level experience from a setting outside of the financial services industry. In addition, through his business experience, Mr. Byrne has gained significant marketing knowledge, adding additional value to the board.

## Directors Continuing in Office

**The following director has a term ending in 2011:**

*Timothy G. O'Shaughnessy* is the Chief Financial Officer for St. Joseph's Preparatory High School in Philadelphia, Pennsylvania. Prior to his tenure at St. Joseph's, Mr. O'Shaughnessy was a group chief financial officer for Aramark Corporation. Age 46. Director since 2008.

Mr. O'Shaughnessy provides expertise with regard to tax, financial and accounting matters. He has the background to qualify as the Company's audit committee financial expert.

*Edward W. Lukiewski* served as President of Polonia Bank from 1988 until 1995 and is currently retired. Age 85. Director of Polonia Bank since 1948 and director of Polonia Bancorp and Polonia MHC since their formation.

Mr. Lukiewski is valued by the Board for his executive management experience and knowledge of the Bank's business and history as well as financial industry issues.

**The following directors have terms ending in 2012:**

*Anthony J. Szuszczewicz* has been the Chairman of the Board, President and Chief Executive Officer of Polonia Bank, Polonia Bancorp and Polonia MHC since 1995, 2007 and 2007, respectively. Age 69. Director of Polonia Bank since 1984 and director of Polonia Bancorp and Polonia MHC since their formation.

Mr. Szuszczewicz' extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which the Bank serves affords the Board valuable insight regarding the business and operation of the Bank. Mr. Szuszczewicz' knowledge of the Company's and the Bank's business and history position him well to continue to serve as our Chairman and Chief Executive Officer.

*Robert J. Woltjen* is the President and General Manager of Fairmount Pharmacy, Inc. Age 44. Director of Polonia Bank since 2006 and director of Polonia Bancorp and Polonia MHC since their formation.

As a successful business executive, Mr. Woltjen has a knowledgeable skill set that positions him well to continue to serve as a director of the Company.

## Executive Officers

The executive officers of Polonia Bancorp, who are also the executive officers of Polonia Bank, are elected annually by the Board of Directors and serve at the Board's discretion. The executive officers of the Company and the Bank are:

| Name | Position |
|---|---|
| Anthony J. Szuszczewicz | Chairman, President and Chief Executive Officer |
| Paul D. Rutkowski | Chief Financial Officer and Corporate Secretary |
| Kenneth J. Maliszewski | Senior Vice President |

Below is information regarding our executive officers who are not also directors. Unless otherwise stated, each executive officer has held his current position for at least the last five years. Ages presented are as of December 31, 2009.

*Paul D. Rutkowski* has served as Chief Financial Officer of Polonia Bank since 2005 and Corporate Secretary since 2006. Mr. Rutkowski served as Controller and Treasurer of Polonia Bank from 1992 to 2005. Mr. Rutkowski has served as Chief Financial Officer and Corporate Secretary of Polonia Bancorp and Polonia MHC since their formation. Age 50.

*Kenneth J. Maliszewski* has served as Senior Vice President of Polonia Bank since 2005. Mr. Maliszewski previously served as Vice President of Polonia Bank from 1993 to 2005. Mr. Maliszewski has served as Senior Vice President of Polonia Bancorp and Polonia MHC since their formation. Age 65.

# Proposal 2 – Ratification of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed S.R. Snodgrass, A.C. to be the Company's independent registered public accounting firm for the 2010 fiscal year, subject to ratification by stockholders. A representative of S.R. Snodgrass, A.C. is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes represented at the annual meeting and entitled to vote, the Audit Committee of the Board of Directors will consider other independent registered public accounting firms.

**The Board of Directors recommends a vote "FOR" the ratification of the appointment of the independent registered public accounting firm.**

## Audit Fees

The following table sets forth the fees billed by S.R. Snodgrass, A.C. to the Company for the fiscal years ending December 31, 2009 and December 31, 2008.

| | 2009 | 2008 |
|---|---|---|
| Audit Fees | $90,881 | $74,284 |
| Audit-Related Fees | – | – |
| Tax Fees[1] | 13,198 | 14,450 |
| All other fees | – | – |

(1) Includes fees related to tax compliance, tax advice and tax planning.

## Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided. The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended December 31, 2009, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

# Executive Compensation

## Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the Chief Executive Officer and the two other most highly compensated executive officers of the Company who served in such capacities at December 31, 2009. These three officers are referred to as the "named executive officers" in this proxy statement.

| *Name and Principal Position* | *Year* | *Salary ($)* | *Bonus ($)* | *All Other Compensation ($)* | *Total ($)* |
|---|---|---|---|---|---|
| Anthony J. Szuszczewicz | 2009 | $275,000 | $27,750 | $170,960[1] | $473,710 |
| *Chairman, President and Chief Executive Officer* | 2008 | 275,000 | – | 186,671 | 461,671 |
| Paul D. Rutkowski | 2009 | $164,500 | $16,450 | $ 40,505 | $221,455 |
| *Chief Financial Officer and Corporate Secretary* | 2008 | 164,500 | 7,000 | 44,141 | 215,641 |
| Kenneth J. Maliszewski | 2009 | $164,500 | $16,450 | $ 40,832 | $221,782 |
| *Senior Vice President* | 2008 | 164,500 | 7,000 | 44,055 | 215,555 |

(1) Individual items of all other compensation that exceeded $25,000 include a $84,875 contribution to Polonia Bank's non-qualified deferred compensation plan for the benefit of Mr. Szuszczewicz. All other compensation also includes club dues and automobile allowances.

***Employment Agreements.*** The Bank and the Company entered into three-year employment agreements with Messrs. Szuszczewicz, Rutkowski and Maliszewski effective January 11, 2007. The agreements were subsequently amended and restated in their entirety to comply with Section 409A of the Internal Revenue Code and the regulations issued thereunder. On each anniversary of the date of the agreements, the respective Boards of Directors may extend the agreements for an additional year, unless the executive elects not to extend the term. As a result of extensions approved by the Boards of Directors, each executives' employment agreement currently has a term through January 11, 2013. The employment agreements provide that base salaries are reviewed on an annual basis. The 2010 base salaries for Messrs. Szuszczewicz, Rutkowski and Maliszewski are $275,000, $164,500 and $164,500, respectively. In addition, the agreements provide the executives with participation in discretionary bonuses or other incentive compensation provided to senior management, and participation in stock benefit plans and other fringe benefits applicable to executive personnel.

Under the terms of their employment agreements, each named executive officer is subject to a one year non-compete if he terminates his employment for good reason (as defined in the agreement) or he is terminated without cause (as defined in the agreement).

See *"Potential Post-Termination Benefits"* for a discussion of the benefits and payments the named executive officers may receive under their employment agreements upon their separation of service from the Bank and the Company.

## Outstanding Equity Awards at Fiscal Year-End

The following table provides information as of December 31, 2009 concerning unexercised options and stock awards that have not vested for each named executive officer.

| *Name* | *Number of Securities Underlying Unexercised Options (#) Unexercisable* | *Number of Securities Underlying Unexercised Options (#) Exercisable* | *Option Exercise Price ($)* | *Option Expiration Date* | *Number of Shares or Units of Stock That Have Not Vested (#)(2)* | *Market Value of Shares or Units of Stock That Have Not Vested ($)(3)* |
|---|---|---|---|---|---|---|
| Anthony J. Szuszczewicz | 24,301 (1) | 16,200 | $9.40 | 8/21/2017 | 9,720 | $68,040 |
| Paul D. Rutkowski | 24,301(1) | 16,200 | $9.40 | 8/21/2017 | 9,720 | $68,040 |
| Kenneth J. Maliszewski | 24,301(1) | 16,200 | $9.40 | 8/21/2017 | 9,720 | $68,040 |

(1) These stock options vest at the rate of 20% per year commencing on August 21, 2008.
(2) These restricted stock grants vest at the rate of 20% per year commencing on August 21, 2008.
(3) Based upon the Company's closing stock price of $7.00 December 31, 2009.

## Retirement Benefits

***Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz.*** The Bank entered into a supplemental executive retirement plan agreement with Mr. Szuszczewicz effective January 1, 2005. The agreement was amended on December 16, 2008 to comply with Section 409A of the Internal Revenue Code and the regulations issued thereunder. The agreement provides that, following Mr. Szuszczewicz' retirement on or after age 62, or upon his termination due to disability, he will receive an annual retirement benefit in the form of a single life annuity, payable in annual installments, equal to 60% of his annual gross taxable income, as reported on Form W-2, for the last full year of his employment. The annual benefit will increase annually by the greater of 4% or the increase in the consumer price index, as published by the Department of Labor. Under the agreement, the Bank also agrees to provide post-retirement health insurance benefits for Mr. Szuszczewicz and his dependents on a basis substantially equivalent to the coverage provided by the Bank prior to his retirement.

If Mr. Szuszczewicz is terminated for cause, as defined in the agreement, or if he terminates employment voluntarily and subsequently accepts employment with another financial institution in the Philadelphia area without the Bank's consent, he will forfeit the supplemental retirement benefit. The Bank has entered into "rabbi" trust agreements to hold assets the Bank may contribute for the purpose of making benefit payments under the supplemental executive retirement plan agreement with Mr. Szuszczewicz. Funds held in trust remain at all times subject to the claims of the Bank's creditors in the event of the Bank's insolvency.

***Supplemental Executive Retirement Plan for Paul D. Rutkowski and Kenneth J. Maliszewski.*** The Bank entered into a supplemental executive retirement plan that provides for the payment of supplemental retirement benefits to Messrs. Rutkowski and Maliszewski. The annual retirement benefit for each executive under the supplemental executive retirement plan is $50,000 per year, payable annually for 20 years following termination of employment. If the executive terminates employment prior to his normal retirement age (age 65), the annual benefit will commence upon the earlier of the date that is five years following the executive's termination date or the date the executive would have attained the normal retirement age. No benefits are payable under the supplemental executive retirement plan upon an executive's termination for cause (as defined in the plan).

***Non-Qualified Deferred Compensation Plan.*** The Bank has established a non-qualified deferred compensation plan, effective as of January 1, 1995, to assist certain employees designated by the Board as participants in maximizing their allowable deferrals under the 401(k) Plan. The Board has designated Messrs. Szuszczewicz, Rutkowski and Maliszewski as participants in the deferred compensation plan. Under the plan, participants must elect by December 31st of the preceding calendar year to defer a certain amount into the plan. Upon completion of the non-discrimination testing of the 401(k) Plan required by the Internal Revenue Code, the Bank determines the maximum amount of elective deferrals each participant could have made to the 401(k) Plan for the preceding year. The lesser of the additional amounts resulting from the non-discrimination testing or the employee's advance deferral amount is either paid to the participant by March 15th of the following plan year or contributed directly to the plan, in accordance with the participant's election. The Bank also has discretion to make additional contributions to the deferred compensation plan on behalf of participants. Participants are 100% vested in their elective deferrals to the deferred compensation plan; participants vest in the Bank's contributions at the rate of 20% per year, becoming fully vested after five years of participation in the plan. Participants are automatically 100% vested in the Bank's contributions if they terminate employment due to normal retirement. Participants elect at the time of deferral whether they will receive distributions in the form of a lump sum payment or monthly, quarterly or annual installments. If the participant fails to elect a form of payment, benefits will be automatically paid in annual installments over the life expectancy of the participant.

***Supplemental Executive Retirement Plan.*** The Bank has implemented a supplemental executive retirement plan to provide for supplemental retirement benefits with respect to the ESOP. The plan provides participating executives with benefits otherwise limited by certain provisions of the Internal Revenue Code or the terms of the ESOP loan. Specifically, the plan provides a benefit to eligible officers (those designated by the Board of Directors of the Bank) that cannot be provided under the ESOP as a result of limitations imposed by the Internal Revenue Code, but that would have been provided under the plan, but for the Internal Revenue Code limitations. The Bank has designated Mr. Szuszczewicz as a participant in the supplemental executive retirement plan. In the future, the Board of Directors may designate other officers as participants.

***Split-Dollar Life Insurance Agreements.*** Polonia Bank maintains individual split-dollar life insurance agreements with Messrs. Rutkowski and Maliszewski to encourage the officers to continue to render high quality service to Polonia Bank in exchange for financial protection for their beneficiaries in the event of an officer's death. The death benefits provided under the split-dollar life insurance agreements are funded through bank-owned life insurance policies. Polonia Bank pays all of the life insurance premiums. See *"Potential Post-Termination Benefits"* for a description of the benefits provided under the agreements.

The Bank may utilize a grantor trust in connection with the supplemental executive retirement plan, in order to set aside funds that ultimately may be used to pay benefits under the plan. The assets of the grantor trust will remain subject to the claims of the Bank's general creditors in the event of insolvency, until paid to a participant according to the terms of the supplemental executive retirement plan.

## Potential Post-Termination Benefits

***Payments Made Upon Termination for Cause.*** If any named executive officer is terminated for cause, he will receive his base salary through the date of termination and may retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

***Payments Made Upon Termination without Cause or for Good Reason.*** The employment agreements for the named executive officers provide for termination for cause, as defined in the employment agreements, at any time. If Polonia Bancorp or Polonia Bank elects to terminate a named executive officer for reasons other than for cause, or if the named executive officer resigns after specified circumstances that would constitute constructive termination, the named executive officers (or, in the event of death, their beneficiaries) are entitled to a lump sum severance payment equal to the base salary payments due for the remaining term of the employment agreements, along with all contributions that would have been made on behalf of the executives during the remaining term of the agreements pursuant to any of Polonia Bancorp's or Polonia Bank's employee benefit plans. In addition, Polonia Bancorp or Polonia Bank would continue and/or pay for each executive's life, medical, disability and dental coverage for the remaining term of the employment agreement.

Pursuant to the supplemental retirement plan for Messrs. Rutkowski and Maliszewski, the annual retirement benefit for each executive under the supplemental executive retirement plan is $50,000 per year, payable annually for 20 years following termination of employment. If the executive terminates employment prior to his normal retirement age (age 65), the annual benefit will commence upon the earlier of the date that is five years following the executive's termination date or the date the executive would have attained the normal retirement age.

Participants under the Bank's non-qualified deferred compensation plan are automatically 100% vested in the Bank's contributions upon involuntary termination of employment other than for gross misconduct or dishonesty.

***Payments Made Upon Disability.*** The employment agreements for the named executive officers provide that if they become disabled and their employment is terminated, they will be entitled to disability pay equal to 100% of their bi-weekly base salary in effect at the date of termination. They would continue to receive disability payments until the earlier of: (1) the date they return to full employment with us, (2) their death, (3) attainment of age 65, or (4) the date their employment agreements would have terminated had their employment not terminated because of disability. All disability payments would be reduced by the amount of any disability benefits payable under our disability plans. In addition, each named executive officer would continue to be covered to the greatest extent possible under all benefit plans in which they participated before their disability as if they were actively employed by us.

Pursuant to the supplemental retirement plan for Mr. Szuszczewicz, the agreement provides that, upon his termination due to disability, he will receive an annual retirement benefit in the form of a single life annuity, payable in annual installments, equal to 60% of his annual gross taxable income, as reported on Form W-2, for the last full year of his employment. The annual benefit will increase annually by the greater of 4% or the increase in the consumer price index, as published by the Department of Labor. Upon a termination due to disability, Mr. Szuszczewicz will receive the annual retirement benefit described above, offset by any amounts received under the Bank's long-term disability plan.

Participants in the Bank's non-qualified deferred compensation plan are automatically 100% vested in the Bank's contributions if they terminate employment due to disability.

Upon termination due to death or disability, outstanding stock options granted pursuant to our 2007 Equity Incentive Plan automatically vest and remain exercisable until the earlier of one year from the date of termination due to disability or the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon termination due to disability.

***Payments Made Upon Death.*** The employment agreements for the named executive officers provide that they are entitled to receive the compensation due to them through the end of the month in which their death occurs.

Pursuant to the supplemental retirement plan for Mr. Szuszczewicz, upon his death, his spouse becomes entitled to a lump sum death benefit of $2.0 million, plus 40% of the proceeds of certain life insurance policies purchased by the Bank on his behalf, up to a maximum death benefit of $4.0 million.

Pursuant to the supplemental retirement plan for Messrs. Rutkowski and Maliszewski, if the executive dies after attaining the normal retirement age and while receiving annual retirement benefits under the plan, the remaining supplemental executive retirement plan benefit shall be payable in a lump sum payment to the executive's beneficiary. If the executive dies prior to normal retirement, no benefit is payable under the plan if the Bank maintains a life insurance arrangement on behalf of the executive at the time of his death. The Bank currently maintains such a life insurance arrangement on behalf of each executive.

The Bank has entered into split-dollar life insurance agreements with Messrs. Maliszewski and Rutkowski, pursuant to which the Bank has agreed to divide the death proceeds of certain life insurance policies owned by the Bank with their designated beneficiaries. The Bank pays all premiums on the policies, and the executives are required to execute a split-dollar endorsement for the life insurance policies purchased by the Bank. Upon the executive's termination of employment for any reason, the split-dollar agreement will automatically terminate. Upon the death of the executive while employed, the designated beneficiary receives a death benefit of $1.0 million. The Bank is the beneficiary of any remaining death proceeds from each life insurance policy following payment of the death benefit to the executive's beneficiary. The Bank maintains all rights of ownership over the life insurance policies, although the Bank may not sell or otherwise transfer a policy while the participant maintains an interest.

Pursuant to the Bank's non-qualified deferred compensation plan, if a participant dies prior to receiving the entire amount credited under the plan, the Bank will make the remaining payments to the participant's designated beneficiary. Upon the death of a beneficiary while receiving payments, the Bank will pay the balance in a lump sum to the beneficiary's estate.

Participants in the Bank's non-qualified deferred compensation plan are automatically 100% vested in the Bank's contributions if they terminate employment due to death.

Upon termination due to death, outstanding stock options granted pursuant to our 2007 Equity Incentive Plan automatically vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon death. In addition, the rights to any vested benefits under a tax-qualified benefit plan are retained upon death.

***Payments Made Upon a Change in Control.*** The employment agreements for the named executive officers provide that in the event of a change in control followed by voluntarily termination of employment (upon circumstances discussed in the agreement) or involuntarily termination of employment for reasons other than cause, the executives receive a severance payment equal to 2.99 times the average of each executive's five preceding taxable years' annual compensation ("base amount"). For purposes of this calculation, annual compensation will include all taxable income plus any retirement contributions or benefits made or accrued on his behalf during the period. In addition, the named executive officers will also receive the contributions they would have received under our retirement programs for a period of thirty-six months, as well as health, life, dental and disability coverage for that same time period. Section 280G of the Internal Revenue Code provides that payments related to a change in control that equal or exceed three times the individual's "base amount" (defined as average annual taxable compensation over the five preceding calendar years) constitute "excess parachute payments." Individuals who receive excess parachute payments are subject to a 20% excise tax on the amount that exceeds the base amount, and the employer may not deduct such amounts. The executives' employment agreements provide that if the total value of the benefits provided and payments made to them in connection with a change in control, either under their employment agreements alone or together with other payments and benefits that they have the right to receive from the Company and the Bank, exceed three times their base amount ("280G Limit"), their severance payment will be reduced or revised so that the aggregate payments do not exceed their 280G Limit.

Pursuant to the supplemental retirement plan for Messrs. Rutkowski and Maliszewski, upon a change in control (as defined in the plan), the executive will receive a lump sum payment equivalent to the normal retirement benefit. All benefits received under this plan count towards each executive's 280G Limit.

Under the terms of our ESOP, upon a change in control (as defined in the plan), the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our ESOP are not categorized as parachute payments and, therefore, do not count towards each executive's 280G Limit.

In addition to providing for benefits lost under the ESOP as a result of limitations imposed by the Internal Revenue Code, the supplemental executive retirement plan also provides supplemental benefits to participants upon a change in control (as defined in the plan) before the complete scheduled repayment of the ESOP loan. Mr. Szuszczewicz is currently the only participant in the plan. The supplement benefit is equal to the benefit he would have received under our ESOP, had he remained employed throughout the term of the plan's acquisition loan, less the benefits actually provided under the ESOP on his behalf. All benefits received under this plan count towards Mr. Szuszczewicz's 280G Limit.

In the event of a change in control of Polonia Bancorp or Polonia Bank, outstanding stock options granted pursuant to our 2007 Equity Incentive Plan automatically vest and, if the option holder is terminated other than for cause within twelve months of the change in control, will remain exercisable until the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon a change in control. The value of the accelerated options and restricted stock grants count towards an executive's 280G Limit.

# Other Information Relating to Directors and Executive Officers

## Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in Polonia Bancorp common stock during the year ended December 31, 2009.

## Transactions with Related Persons

The Sarbanes-Oxley Act generally prohibits loans by the Bank to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Polonia Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. All existing loans or lines of credit that the Bank has directly or indirectly made to related person have been (1) made in the ordinary course of business, (2) made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and (3) did not involve more than the normal risk of collectibility or present other unfavorable features.

In accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of Polonia Bancorp's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 5% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

## Submission of Business Proposals and Stockholder Nominations

The Company must receive proposals that stockholders seek to have included in the proxy statement for the Company's next annual meeting no later than December 16, 2010. If next year's annual meeting is held on a date more than 30 calendar days from May 18, 2011, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before a meeting of stockholders, a stockholder must deliver written notice of such nominations and/or proposals to the Corporate Secretary not less than 30 days before the date of the meeting; provided that if less than 40 days notice or prior public disclosure of the meeting is given or made to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.

## Stockholder Communications

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Stockholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Paul D. Rutkowski, Chief Financial Officer and Corporate Secretary, Polonia Bancorp, 3993 Huntingdon Pike, 3rd Floor, Huntingdon Valley, Pennsylvania 19006. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee. All other communications should be sent to the attention of the Chairperson of the Nominating and Governance Committee.

## Miscellaneous

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Company. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report to Stockholders has been mailed to all persons who were stockholders as of the close of business on March 31, 2010. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

**Appendix A**

## AUDIT COMMITTEE CHARTER

As adopted by the Board of Directors on February 20, 2007

### I. Purposes of the Committee

The primary purpose of the Audit Committee (the "Committee") is oversight. The Committee shall assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee:

- Management's conduct of the Corporation's financial reporting process;
- The integrity of the financial statements and other financial information provided by the Corporation to the Securities and Exchange Commission (the "SEC") and the public;
- The Corporation's system of internal accounting and financial controls;
- The Corporation's compliance with legal and regulatory requirements;
- The performance of the Corporation's internal audit function;
- The independent auditors' qualifications, performance, and independence; and
- The annual independent audit of the Corporation's financial statements.

The Committee shall have direct authority and responsibility to appoint (subject to shareholder ratification), compensate, retain, and oversee the independent auditors.

The Committee shall also prepare the report that the SEC rules require be included in the Corporation's annual proxy statement.

The Corporation's management is responsible for preparing the Corporation's financial statements. The independent auditors are responsible for auditing those financial statements. Management and the independent auditors have more time, knowledge, and detailed information about the Corporation than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Corporation's financial statements, or any professional certification as to the independent auditors' work, including with respect to auditor independence. Each member of the Committee shall be entitled to rely on the integrity of people and organizations from whom the Committee receives information and the accuracy of such information, including representations by management and the independent auditors regarding non-audit services provided by the independent auditors.

## II. Committee Membership

The Committee shall have at least three members. The actual number of members shall be determined from time to time by resolution of the Board. Committee members shall be appointed by the Board from among its members and may be removed by the Board at any time. Each member of the Committee must satisfy such criteria of independence as the Board may establish and such additional regulatory or listing requirements as the Board may determine to be applicable or appropriate.

Each member of the Committee shall be financially literate within a reasonable period of time after appointment to the Committee and must be "independent" within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934.

## III. Committee Structure and Operations

The Chair of the Committee shall be designated by the Board. The Committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Committee. In addition to the regular meeting schedule established by the Committee, the Chair of the Committee may call a special meeting at any time.

The Secretary of the Corporation shall be the Secretary of the Audit Committee, unless the Committee designates otherwise.

In the absence of the Chair during any Committee meeting, the Committee may designate a Chair pro tempore.

Two members of the Committee shall constitute a quorum thereof. The Committee shall act only on the affirmative vote of a majority of the members at a meeting or by unanimous written consent.

The Committee may establish sub-committees to carry out such duties as the Committee may assign.

## IV. Committee Activities

The following shall be the common recurring activities of the Committee in carrying out its purposes. These activities are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. Appoint the independent auditors to audit the consolidated financial statements of the Corporation and its subsidiaries for the coming year; approve the engagement fees and terms; and recommend ratification of that appointment by the shareholders.

2. Pre-approve all audit and non-audit services to be provided by the independent auditors to the Corporation in accordance with the Committee's

policies and procedures, and regularly review (a) the adequacy of the Committee's policies and procedures for pre-approving the use of the independent auditors for audit and non-audit services with a view to auditor independence; (b) the audit and non-audit services pre-approved in accordance with the Committee's policies and procedures; and (c) fees paid to the independent auditors for pre-approved audit and non-audit services.

3. Regularly review with the independent auditors (a) the arrangements for and the scope of the independent auditors' audit of the Corporation's consolidated financial statements; (b) the results of the audit by the Corporation's independent auditors of the Corporation's consolidated financial statements; (c) any audit problems or difficulties encountered by the independent auditors and management's response; (d) any significant deficiency in the design or the operation of the Corporation's internal accounting controls identified by the independent auditors and any resulting recommendations; (e) all critical accounting policies and practices used by the Corporation; (f) all alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures, and the treatment preferred by the independent auditors; and (g) other material written communications between the independent auditors and management. The Committee shall have ultimate authority to resolve any disagreement between management and the independent auditors regarding financial reporting.

4. Review major changes to the Corporation's auditing and accounting principles and practices based on advice of the independent auditors or management.

5. At least annually, obtain and review a report by the independent auditors describing (a) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (b) all relationships between the independent auditors and the Corporation consistent with Independence Standards Board Standard Number 1. The Committee shall discuss such report with the independent auditors, which may include issues that impact the independent auditors' qualifications, performance, or independence.

6. Evaluate, along with the other members of the Board and management, the qualifications, performance, and independence of the independent auditors, including the performance of the lead audit partner.

7. Monitor regular rotation of audit partners by the independent auditors as required by law.

8. The Committee, along with the other members of the Board, shall discuss with management and the independent auditors the audited financial statements to be included in the Corporation's Annual Report on Form 10-K, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Committee shall review and consider with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61 ("SAS No. 61"), including deficiencies in internal controls, fraud, illegal acts, management judgments and estimates, audit adjustments, audit difficulties, and the independent auditors' judgments about the quality of the Corporation's accounting practices.

9. Discuss with the independent auditors and management the Corporation's interim financial results included in each quarterly report on Form 10-Q, including the Corporation's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Each such review shall include any matters required to be discussed by SAS No. 61.

10. Maintain and periodically review the Corporation's procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential, anonymous submission by employees of the Corporation, of concerns regarding questionable accounting or auditing matters.

11. Confer with management and the independent auditors as requested by any of them or by the Committee, at least annually, and review their reports with respect to the functioning, quality, and adequacy of programs for compliance with the Corporation's policies and procedures regarding business ethics, financial controls, internal auditing, and compliance with legal and regulatory requirements, including information regarding violations or probable violations of such policies.

12. Discuss from time to time the Corporation's earnings press releases.

13. Discuss from time to time the Corporation's policies with respect to risk assessment and risk management.

14. Maintain hiring policies for employees and former employees of the independent auditors.

15. Review with management at least annually, the activities, budget, staffing, and structure of the internal auditing function of the Corporation and its subsidiaries, including their evaluations of the performance of that function and any recommendations with respect to improving the performance of or strengthening of that function. As appropriate, the Committee shall review the reports of any internal auditor on a financial safeguard problem that has not

resulted in corrective action or has not otherwise been resolved to the auditor's satisfaction at any intermediate level of audit management.

16. From time to time, meet separately with management, the internal auditors, and the independent auditors to discuss issues warranting attention by the Committee.

17. Prepare any report or other disclosure by the Committee required to be included in any proxy statement for the election of the Corporation's directors under the rules of the SEC.

18. Take other such actions and do other such things as may be referred to it from time to time by the Board.

## V. Committee Evaluation

The Committee will annually complete a self-evaluation of the Committee's own performance and effectiveness and will consider whether any changes to the Committee's charter are appropriate.

## VI. Committee Reports

The Chair of the Committee will report regularly to the full Board on the Committee's activities, findings, and recommendations, including the results of the Committee's self-evaluation and any recommended changes to the Committee's charter.

## VII. Resources and Authority of the Committee

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Corporation. The Committee also has the authority to retain outside advisors, including legal counsel, auditors, or other experts, as it deems appropriate; to approve the fees and expenses of such advisors; and to incur such other ordinary administrative expenses as are necessary or appropriate in carrying out its duties.

(THIS PAGE LEFT INTENTIONALLY BLANK)

**Appendix B**

# POLONIA BANCORP
# COMPENSATION COMMITTEE CHARTER

Adopted by the Board of Directors on February 20, 2007.

## Purpose

The Compensation Committee (the "Committee") is appointed by the Board of Directors (the "Board") of Polonia Bancorp (the "Company") to discharge the Board's responsibilities relating to compensation of the Company's executives and directors. The Committee has overall responsibility for evaluating and approving executive and director compensation plans, policies and programs within this scope. Board approval is required for any changes to this Charter.

## Organization

The Committee shall consist of no fewer than three members. The Board shall appoint the members and Chair of the Committee upon consideration of the recommendation of the Company's Nominating and Governance Committee.

The Board may, at any time, change the membership of the Committee and fill vacancies, subject to such new members satisfying the above requirements. The Committee will fix its own meeting schedules and rules of procedure consistent with this Charter, the Bylaws of the Company, the Corporate Governance Policy of the Company, and applicable laws and regulatory requirements.

## Quorum

A majority of the members of the Committee present in person or by telephone, by means of which all persons participating in the meeting can hear each other, shall constitute a quorum. The Committee shall maintain minutes of its meetings and records relating to those meetings.

## Duties and Responsibilities

1. The Committee shall review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer (the "CEO"), executive officers and inside directors. An "inside director" is defined as one who is an employee of the Company or Polonia Bank. The Committee will evaluate the performance in light of those goals and objectives, and set the CEO's, executive officers' and inside directors' compensation based on these evaluations;

2. The Committee shall annually review and make recommendations to the Board with respect to incentive compensation for the CEO. In determining the incentive component of the CEO's compensation, the Committee shall consider the Company's

performance, the value of similar incentive awards to CEOs at comparable companies, the effectiveness of the CEO as the primary representative of the Company and the awards given to the CEO in past years;

3. The Committee shall annually review and make recommendations to the Board with respect to incentive compensation for the executive officers and inside directors;

4. The Committee shall annually review and make recommendations to the Board as to the form and amount of compensation for directors, commensurate with their duties and responsibilities as directors, and provide a sufficient level of compensation necessary to attract and retain the highest quality individuals;

5. The Committee shall have responsibility for overseeing the administration of the Company's benefit programs;

6. With respect to the Company's equity-based compensation plans, the Committee shall approve grants. The Committee may delegate to the CEO all or part of the Committee's authority and duties with respect to grants to individuals who are not subject to the reporting requirements and other provisions of Section 16 of the Securities Exchange Act of 1934, as in effect from time to time;

7. The Committee shall make regular reports to the Board;

8. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval; and

9. The Committee shall conduct an annual evaluation of the Committee's performance in fulfilling its duties and responsibilities under this Charter.

**Authority**

The Committee shall have the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of compensation, and shall have sole authority to approve the consultant's fees and other retention terms. The Committee shall also have the authority to obtain advice and assistance from internal or external legal, accounting, compensation or other advisors it deems necessary to assist it in discharging its duties. In connection therewith, the Committee shall be provided appropriate funding, as determined by the Committee.

**Appendix C**

# POLONIA BANCORP
# NOMINATING AND GOVERNANCE COMMITTEE CHARTER

## Purpose

The Nominating and Governance Committee (the "Committee") of the Board of Directors (the "Board") of Polonia Bancorp (the "Company") is appointed by the Board (1) to identify individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend director nominees for the Company's next annual meeting; (2) to generally advise the Board on corporate governance matters; (3) to lead the Board in its annual self-evaluation; and (4) to assess and make recommendations to the Board regarding the size and composition, scope, authority, responsibilities and reporting obligations of each committee of the Board. Board approval is required for any changes to this Charter.

## Organization

The Committee shall consist of no fewer than three members. If a vacancy occurs or the Committee becomes aware of a pending vacancy, the Committee shall recommend to the Board a qualified individual for appointment. Members of the Committee shall be appointed and replaced by the Board.

The Board may, at any time, change the membership of the Committee.

## Structure and Meetings

The Committee will fix its own meeting schedule and rules of procedure consistent with the Company's governance documents and policies and applicable laws and regulations. The chairperson of the Committee will preside at each meeting and, in consultation with the other members of the Committee, will set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. The chairperson of the Committee shall ensure that the agenda for each meeting is circulated to each Committee member in advance of the meeting. The Committee shall keep written minutes of all meetings.

A majority of the members of the Committee present in person or by telephone, by means of which all persons participating in the meeting can hear each other, shall constitute a quorum.

## Duties and Responsibilities

1. The Committee shall adopt criteria for identifying and selecting individuals who may be nominated for election to the Board.

2. The Committee shall actively seek individuals qualified to become Board members for recommendation to the Board in accordance with the Company's corporate governance policies.

3. The Committee shall review possible candidates for Board membership consistent with the Board's criteria for selecting new directors.

4. The Committee shall annually recommend a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Company's shareholders.

5. The Committee shall conduct an annual performance evaluation of the Board. The evaluation shall be of the Board's contribution as a whole and specifically review areas in which the Board and/or management believes a better contribution could be made.

6. At least annually, the Committee shall: (A) evaluate the size and composition of the Board and each committee and the structure and operations of the committees in light of the operating requirements of the Company and existing corporate governance trends, including consideration of appropriate areas of expertise to be represented on the Board and each committee; (B) report its findings and any recommendations to the Board; and (C) recommend to the Board qualifications for membership on individual committees and recommend to the Board director candidates for membership on each committee.

7. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

8. The Committee shall annually review its own performance.

9. The Committee shall make regular reports to the Board concerning its activities.

10. The Committee shall perform any other activities consistent with this charter, the Company's bylaws and governing law and regulations or as the Committee or the Board deems appropriate.

**Authority**

The Committee shall have the sole authority to retain and terminate any search firm to be used to identify director candidates and shall have sole authority to approve the search firm's fees and other retention items. In addition, the Committee shall have authority to obtain advice and assistance from internal or external legal, accounting or other advisors. In connection therewith, the Committee shall be provided appropriate funding, as determined by the Committee.

**United States**
**Securities and Exchange Commission**
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to __________

Commission File Number: 0-52267

# POLONIA BANCORP

(Name of small business issuer in its charter)

| **United States** | **41-2224099** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **3993 Huntingdon Pike, 3 rd Floor, Huntingdon Valley, Pennsylvania** | **19006** |
| (Address of principal executive offices) | (Zip Code) |

Issuer's telephone number: (215) 938-8800
Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:

**Common Stock, par value $0.01 per share**
(Title of class)

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this Chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant upon the closing price of such common equity as of last business day of most recently completed second fiscal quarter was $8,338,177. For purposes of this calculation, officers and directors of the Registrant are considered affiliates.

At March 24, 2010, the Registrant had 3,159,078 shares of $0.01 par value common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE:**

Portions of the Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

## TABLE OF CONTENTS

*This report contains certain "forward-looking statements" within the meaning of the federal securities laws that are based on assumptions and may describe future plans, strategies and expectations of Polonia Bancorp (the "Company"), Polonia MHC and Polonia Bank (the "Bank"). These forward-looking statements are generally identified by terms such as "expects," "believes," "anticipates," "intends," "estimates," "projects" and similar expressions.*

*Management's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Polonia Bancorp and its subsidiaries include, but are not limited to, the following: interest rate trends; the general economic climate in the market area in which we operate, as well as nationwide; our ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and egulation. Additional factors that may affect our results are discussed in this Annual Report on Form 10-K under "Item 1A – Risk Factors." These risks and uncertainties should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. We assume no obligation to update any forward-looking statements.*

# PART I

## ITEM 1. BUSINESS

### General

Polonia Bancorp was organized as a federal corporation at the direction of Polonia Bank (the "Bank"), in connection with the reorganization of the Bank from the mutual form of organization to the mutual holding company form of organization. The reorganization was completed on January 11, 2007. In the reorganization and related minority stock offering, Polonia Bancorp sold 1,487,813 shares of its common stock to the public and issued 1,818,437 shares of its common stock to Polonia MHC, the mutual holding company of the Bank. In addition, a contribution of $100,000 was made to capitalize Polonia MHC. Costs incurred in connection with the common stock offering of $1,043,000 were recorded as a reduction of the proceeds from the offering. Net proceeds from the common stock offering amounted to approximately $13,835,000.

As a result of the reorganization, Polonia Bancorp's business activities are the ownership of the outstanding capital stock of Polonia Bank and management of the investment of offering proceeds retained from the reorganization. Currently, Polonia Bancorp neither owns nor leases any property, but instead uses the premises, equipment and other property of Polonia Bank and pays appropriate rental fees, as required by applicable law and regulations. In the future, Polonia Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, or understandings, written or oral, to do so.

Polonia Bank was originally chartered in 1923 as a federally chartered savings and loan association under the name "Polonia Federal Savings and Loan Association." In 1996, Polonia Federal Savings and Loan Association changed its name to Polonia Bank.

The Company is headquartered in Huntingdon Valley and operates as a community-oriented financial institution dedicated to serving the financial services needs of consumers and businesses within our market areas. The Bank is engaged primarily in the business of attracting deposits from the general public and using such funds to originate one-to four-family real estate and to a much lesser extent, multi-family and nonresidential real estate loans and home equity and consumer loans which we primarily hold for investment.

The Federal Deposit Insurance Corporation (the "FDIC"), through the Deposit Insurance Fund, insures the Bank's deposit accounts up to the applicable legal limits. The Bank is a member of the Federal Home Loan Bank ("FHLB") System.

### Market Areas

We are headquartered in Huntingdon Valley, Pennsylvania, which is located in the northwest suburban area of metropolitan Philadelphia and is situated between Montgomery and Bucks Counties. In addition to our main office, we operate from four additional locations in Philadelphia County. Our four branch offices are located within the city of Philadelphia. We generate deposits through our five offices and conduct lending activities throughout the Greater Philadelphia metropolitan area, as well as in southeastern Pennsylvania and southern New Jersey. The Philadelphia metropolitan area is the fourth largest in the United States (based on United States Census data for 2004) with an estimated population of 5.7 million. The city of Philadelphia is the fifth most populous city in the United States and the largest in population and area in the Commonwealth of Pennsylvania.

The Greater Philadelphia metropolitan area's economy is heavily based upon manufacturing, refining, food and financial services. The city is home to many Fortune 500 companies, including cable television and internet provider Comcast; insurance companies CIGNA and Lincoln Financial Group; energy company Sunoco; food services company Aramark; paper and packaging company Crown Holdings Incorporated; diversified producer Rohm and Haas Company; the pharmaceutical company Glaxo SmithKline; the helicopter division of Boeing Co.; and automotive parts retailer Pep Boys. The city is also home to many universities and colleges.

### Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market areas and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2009, which is the most recent date for which data is available from the FDIC, we held less than 1% of the deposits in the Philadelphia metropolitan area. In addition, banks owned by large bank holding companies such as PNC Financial Services Group, Inc., Wachovia Corporation, TD Bank and Citizens Financial Group, Inc. also operate in our market areas. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market areas, and, to a lesser extent, from other financial service providers such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered the barriers to market entry, allowed banks and other lenders to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our future growth.

### Lending Activities

***General.*** Our loan portfolio consists primarily of one- to four-family residential real estate loans. To a much lesser extent, our loan portfolio includes multi-family and nonresidential real estate loans, home equity loans and consumer loans. We originate loans primarily for investment purposes. Currently, we only offer fixed-rate mortgage products.

***One- to Four-Family Residential Real Estate Loans.*** Our primary lending activity is the origination of mortgage loans to enable borrowers to purchase or refinance existing homes. We offer fixed-rate mortgage loans with terms up to 30 years. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While one- to four-family residential real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We generally do not make conventional loans with loan-to-value ratios exceeding 95% at the time the loan is originated. Conventional loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We generally require title insurance on all first mortgage loans. All borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone, before closing the loan. Generally, all loans are subject to the same stringent underwriting standards with the intention to hold in portfolio. Management occasionally sells loans to (1) limit the Bank's exposure to a single borrower or (2) in specific circumstances to manage the interest rate risk. All loans subject to sale are identified at the time of origination.

***Multi-Family and Nonresidential Real Estate Loans.*** On a limited basis, we offer fixed-rate mortgage loans secured by multi-family and nonresidential real estate. Our multi-family and nonresidential real estate loans are generally secured by apartment buildings, small office buildings and owner-occupied properties. In addition to originating these loans, we also participate in loans with other financial institutions located primarily in the Commonwealth of Pennsylvania. Such participations include adjustable-rate mortgage loans originated by other institutions.

We originate fixed-rate multi-family and nonresidential real estate loans with terms up to 30 years. These loans are secured by first mortgages, and amounts generally do not exceed 80% of the property's appraised value at the time the loan is originated.

***Home Equity Loans and Lines of Credit.*** We currently offer home equity loans with fixed interest rates for terms up to 15 years and maximum combined loan to value ratios of 80%. We offer loans with adjustable interest rates tied to a market index in our market area.

***Consumer Loans.*** We currently offer consumer loans in the form of education loans and, to a much lesser extent, loans secured by savings accounts or time deposits and secured personal loans.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We offer education loans under the Federal Family Education Loan Program. Interest on these loans is an annual variable rate which currently may not exceed 9.0%. Such loans have terms of at least 10 years but no more than 15 years to repay their loans. An extended repayment plan is available in some circumstances. Those loans are insured against default by the Pennsylvania Higher Education Assistance Agency.

We offer consumer loans secured by deposit accounts with fixed interest rates and terms up to five years.

**Loan Underwriting Risks**

***Multi-Family and Nonresidential Real Estate Loans.*** Loans secured by multi-family and nonresidential real estate generally have larger balances and involve a greater degree of risk than one- to four-family residential mortgage loans. Of primary concern in multi-family and nonresidential real estate lending is the borrower's creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flows on income properties, we generally require borrowers and loan guarantors, if any, to provide annual financial statements on multi-family and nonresidential real estate loans. In reaching a decision on whether to make a multi-family and nonresidential real estate loan, we consider the net operating income of the property, the borrower's expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.20x. Environmental surveys are obtained when circumstances suggest the possibility of the presence of hazardous materials.

We underwrite all loan participations to our own underwriting standards. In addition, we also consider the financial strength and reputation of the lead lender. To monitor cash flows on loan participations, we require the lead lender to provide annual financial statements for the borrower. We also conduct an annual internal loan review for all loan participations.

***Loan Originations, Purchases and Sales.*** Loan originations come from a number of sources. The primary sources of loan originations are existing customers, walk-in traffic, advertising and referrals from customers. We advertise in newspapers that are widely circulated in Montgomery, Bucks and Philadelphia Counties. Accordingly, when our rates are competitive, we attract loans from throughout Montgomery, Bucks and Philadelphia Counties. We occasionally purchase loans and participation interests in loans. Generally, all loans are subject to the same stringent underwriting standards with the intention to hold in portfolio. Management occasionally sells loans to (1) limit the Bank's exposure to a single borrower or (2) in specific circumstances to manage the interest rate risk. All loans subject to sale are identified at the time of origination.

***Loan Approval Procedures and Authority.*** Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. A loan committee consisting of officers of Polonia Bank has authority to approve all conforming one- to four-family loans and education loans. Designated loan officers have the authority to approve savings account loans. All other loans, generally consisting of non-conforming one- to four-family loans, jumbo loans, commercial real estate and employee loans must be approved by the board of directors.

***Loans to One Borrower.*** The maximum amount that we may lend to one borrower and the borrower's related entities generally is limited, by regulation, to 15% of our stated capital and reserves. At December 31, 2009, our general regulatory limit on loans to one borrower was $3.1 million. At that date, our largest lending relationship was $2.0 million and was secured by two one-to-four family properties. These loans were performing in accordance with their original terms at December 31, 2009.

***Loan Commitments.*** We issue commitments for fixed-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our mortgage loan commitments expire after 60 days.

**Investment Activities**

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and municipal governments, mortgage-backed securities, deposits at the FHLB of Pittsburgh and time deposits of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in mutual funds. We also are required to maintain an investment in FHLB of Pittsburgh stock. While we have the authority under applicable law to invest in derivative securities, our investment policy does not permit this investment. We had no investments in derivative securities at December 31, 2009.

At December 31, 2009 our investment portfolio totaled $44.4 million and consisted primarily of mortgage-backed securities.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy and appointment of the Asset/Liability and Investment Committee. Individual investment transactions are reviewed and ratified by our board of directors monthly.

**Deposit Activities and Other Sources of Funds**

***General.*** Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

***Deposit Accounts.*** Substantially all of our depositors are residents of the Commonwealth of Pennsylvania. Deposits are attracted, by advertising and through our website, from within our market areas through the offering of a broad selection of deposit instruments, including non-interest-bearing demand accounts (such as checking accounts), interest-bearing accounts (such as NOW and money market accounts), regular savings accounts and time deposits. Generally, we do not utilize brokered funds. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates and to be in the middle to high-end of the market for rates on all types of deposit products.

***Borrowings.*** We utilize advances from the FHLB of Pittsburgh to supplement our supply of funds for lending and investment. The FHLB functions as a central reserve bank providing credit for its member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our whole first mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness.

**Personnel**

As of December 31, 2009, we had 44 full-time employees and 5 part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

**Subsidiaries**

Polonia Bank has two wholly-owned subsidiaries, Polonia Bank Mutual Holding Company ("PBMHC"), a Delaware corporation, and Community Abstract Agency LLC, a Pennsylvania limited liability company. PBMHC was formed in 1997 to hold certain assets and conduct certain investment activities of Polonia Bank. Community Abstract Agency LLC was formed in 1999 to provide title insurance services.

## ITEM 1A. RISK FACTORS

**The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.**

We currently are operating in a challenging and uncertain economic environment, both nationally and in the local markets that we serve. Financial institutions continue to be affected by sharp declines in financial and real estate values. Continued declines in real estate values and home sales, and an increase in the financial stress on borrowers stemming from an uncertain economic environment, including high unemployment, could have an adverse effect on our borrowers or their customers, which could adversely impact the repayment of the loans we have made. The overall deterioration in economic conditions also could subject us to increased regulatory scrutiny. In addition, a prolonged recession, or further deterioration in local economic conditions, could result in an increase in loan delinquencies; an increase in problem assets and foreclosures; and a decline in the value of the collateral for our loans. Furthermore, a prolonged recession or further deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our loan loss allowance, which could necessitate our increasing our provision for loans losses, which would reduce our earnings. Additionally, the demand for our products and services could be reduced, which would adversely impact our liquidity and the level of revenues we generate.

**If we conclude that the decline in value of any of our investment securities is other than temporary, we are required to write down the value of that security through a charge to earnings.**

We review our investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the decline is other than temporary. If we conclude that the decline is other than temporary, we are required to write down the value of that security through a charge to earnings. As of December 31, 2009, our investment portfolio included securities with a book value of $43.5 million and an estimated fair value of $44.2 million. Changes in the expected cash flows of these securities and/or prolonged price declines may result in our concluding in future periods that the impairment of these securities is other than temporary, which would require a charge to earnings to write down theses securities to their fair value. Any charges for other-than-temporary impairment would not impact cash flow, tangible capital or liquidity.

**Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.**

FDIC insurance premiums increased substantially in 2009 and we expect to pay significantly higher FDIC premiums in the future. Market developments have significantly depleted the DIF and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, but no more than 10 basis points times the institution's assessment base for the second quarter of 2009, which was collected on September 30, 2009. In imposing the special assessment, the FDIC noted that additional special assessments may be imposed by the FDIC for future periods.

On November 12, 2009, the FDIC adopted a final rule that requires insured depository institutions to prepay their quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, on December 30, 2009, along with each institution's risk-based deposit insurance assessment for the third quarter of 2009. For purposes of calculating the prepaid amount, the base assessment rate in effect at September 30, 2009 would be used for 2010. That rate would be increased by an annualized 3 basis points for 2011 and 2012 assessments. The prepayment calculation would also assume a 5 percent annual growth rate, increased quarterly, through the end of 2012. Under the final rule, an institution will account for the prepayment by recording the entire amount of its prepaid assessment as a prepaid expense (an asset) as of December 30, 2009. Subsequently, each institution will record an expense (charge to earnings) for its regular quarterly assessment and an offsetting credit to the prepaid assessment until the asset is exhausted. Once the asset is exhausted, the institution would resume paying and accounting for quarterly deposit insurance assessments as they do currently. Under the final rule, the FDIC stated that its requirement for prepaid assessments does not preclude the FDIC from changing assessment rates or from further revising the risk-based assessment system during 2009, 2010, 2011, 2012, or thereafter, pursuant to notice-and-comment rulemaking procedures provided by statute, and therefore, continued actions by the FDIC could significantly increase the Bank's noninterest expense in fiscal 2010 and for the foreseeable future.

**Fluctuations in interest rates may hurt our earnings and asset value.**

Like other financial institutions, the Company is subject to interest rate risk. The Company's primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in the general level of interest rates can affect the Company's net interest income by affecting the difference between the weighted-average yield earned on the Company's interest-earning assets and the weighted-average rate paid on the Company's interest-bearing liabilities, or interest rate spread and the average life of the Company's interest-earning assets and interest-bearing liabilities. Changes in interest rates also can affect: (1) the ability to originate loans; (2) the value of the Company's interest-earning assets and the Company's ability to realize gains from the sale of such assets; and (3) the ability to obtain and retain deposits in competition with other available investment alternatives. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond the Company's control. Although the Company believes that the estimated maturities of its interest-earning assets currently are well balanced in relation to the estimated maturities of its interest-bearing liabilities, there can be no assurance that the Company's profitability would not be adversely affected during any period of changes in interest rates.

**Our cost of operations is high relative to our assets. Our failure to maintain or reduce our operating expenses could hurt our profits.**

Our operating expenses, which consist primarily of salaries and employee benefits, occupancy, furniture and equipment expense, professional fees, federal deposit insurance premiums and data processing expense, totaled $6.6 million and $6.1 million for the years ended December 31, 2009 and 2008, respectively. Our ratio of non-interest expense to average total assets was 2.96% and 2.89% for the years ended December 31, 2009 and 2008, respectively. Our efficiency ratio totaled 91.72% for 2009 compared to 104.4% for 2008. The increase in expenses during 2009 was primarily due to higher compensation and employee benefits and higher federal deposit insurance premiums. The failure to reduce our expenses could hurt our profits.

**A significant percentage of our assets are invested in securities which typically have a lower yield than our loan portfolio.**

Our results of operations are substantially dependent on our net interest income, which is the difference between the interest income earned on our interest-earning assets and the interest expense paid on our interest-bearing liabilities. At December 31, 2009, 20.4% of our assets were invested in investment and mortgage-backed securities. These investments yield substantially less than the loans we hold in our portfolio. While we have recently restructured our investment portfolio to increase our investment in higher yielding securities and, depending on market conditions, intend to invest a greater proportion of our assets in loans with the goal of increasing our net interest income, there can be no assurance that we will be able to increase the origination or purchase of loans acceptable to us or that we will be able to successfully implement this strategy.

**Strong competition within our market areas could hurt our profits and slow growth.**

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of December 31, 2009, we held less than 1.0 % of the deposits in the Philadelphia metropolitan area. Competition also makes it more difficult to hire and retain experienced employees. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market areas. For more information about our market areas and the competition we face, see *"Our Business—Market Areas"* and *"Our Business—Competition."*

**We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.**

We are subject to extensive regulation, supervision and examination by the OTS, our primary federal regulator, and by the FDIC, as insurer of our deposits. Polonia MHC, Polonia Bancorp and Polonia Bank are all subject to regulation and supervision by the OTS. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Polonia Bank rather than for holders of Polonia Bancorp common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

**Polonia MHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.**

Polonia MHC owns a majority of Polonia Bancorp's common stock and, through its board of directors, is able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage Polonia Bancorp and Polonia Bank also manage Polonia MHC. As a federally chartered mutual holding company, the board of directors of Polonia MHC must ensure that the interests of depositors of Polonia Bank are represented and considered in matters put to a vote of stockholders of Polonia Bancorp. Therefore, the votes cast by Polonia MHC may not be in your personal best interests as a stockholder. For example, Polonia MHC may exercise its voting control to defeat a stockholder nominee for election to the board of directors of Polonia Bancorp. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of Polonia MHC since such transactions also require, under federal corporate law, the approval of at least two-thirds of all outstanding voting stock which can only be achieved if Polonia MHC voted to approve such transactions. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since, on a fully converted basis most full stock institutions tend to trade at higher multiples than mutual holding companies. Stockholders could, however, prevent a second step conversion or the implementation of equity incentive plans as under current Office of Thrift Supervision regulations and policies, such matters also require the separate approval of the stockholders other than Polonia MHC.

**Office of Thrift Supervision policy on remutualization transactions could prohibit acquisition of Polonia Bancorp, which may adversely affect our stock price.**

Current Office of Thrift Supervision regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. The possibility of a remutualization transaction has resulted in a degree of takeover speculation for mutual holding companies that is reflected in the per share price of mutual holding companies' common stock. However, the Office of Thrift Supervision has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. Should the Office of Thrift Supervision prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.

**Anti-takeover provisions in our charter restrict the accumulation of our common stock, which may adversely affect our stock price.**

Polonia Bancorp's charter provides that, for a period of five years from the date of the reorganization, no person, other than Polonia MHC, may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Polonia Bancorp. In the event a person acquires shares in violation of this charter provision, all shares beneficially owned by such person in excess of 10% will be considered "excess shares" and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the stockholders for a vote. These factors make it more difficult and less attractive for stockholders to acquire a significant amount of our common stock, which may adversely affect our stock price.

## Regulation and Supervision

### General

As a federal mutual holding company, Polonia MHC is required by federal law to report to, and otherwise comply with the rules and regulations of, the OTS. Polonia Bancorp as a federally chartered corporation, is also subject to reporting to and regulation by the OTS. Polonia Bank, as an insured federal savings association, is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. Polonia Bank is a member of the FHLB System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. Polonia Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings associations. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on Polonia MHC, Polonia Bancorp and Polonia Bank and their operations. Certain regulatory requirements applicable to Polonia MHC, Polonia Bancorp and Polonia Bank are referred to below or elsewhere herein. The description of statutory provisions and regulations applicable to savings associations and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on Polonia MHC, Polonia Bancorp and Polonia Bank and is qualified in its entirety by reference to the actual statutes and regulations.

### Holding Company Regulation

***General.*** Polonia MHC and Polonia Bancorp are savings and loan holding companies within the meaning of federal law. As such, Polonia MHC and Polonia Bancorp are registered with the OTS and are subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over Polonia MHC and Polonia Bancorp and their non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to Polonia Bank.

***Activities Restrictions Applicable to Mutual Holding Companies.*** Pursuant to federal law and OTS regulations, a mutual holding company, such as Polonia MHC, may engage in the following activities: (i) investing in the stock of a savings association; (ii) acquiring a mutual association through the merger of such association into a savings association subsidiary of such holding company or an interim savings association subsidiary of such holding company; (iii) merging with or acquiring another holding company, one of whose subsidiaries is a savings association; (iv) investing in a corporation, the capital stock of which is available for purchase by a savings association under federal law or under the law of any state where the subsidiary savings association or associations share their home offices; (v) furnishing or performing management services for a savings association subsidiary of such company; (vi) holding, managing or liquidating assets owned or acquired from a savings subsidiary of such company; (vii) holding or managing properties used or occupied by a savings association subsidiary of such company properties used or occupied by a savings association subsidiary of such company; (viii) acting as trustee under deeds of trust; (ix) any other activity (A) that the Federal Reserve Board, by regulation, has determined to be permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, unless the OTS, by regulation, prohibits or limits any such activity for savings and loan holding companies; or (B) in which multiple savings and loan holding companies were authorized (by regulation) to directly engage on March 5, 1987; and (x) purchasing, holding, or disposing of stock acquired in connection with a qualified stock issuance if the purchase of such stock by such savings and loan holding company is approved by the OTS.

The Gramm-Leach Bliley Act of 1999 was designed to modernize the regulation of the financial services industry by expanding the ability of bank holding companies to affiliate with other types of financial services companies such as insurance companies and investment banking companies. The legislation also expanded the activities permitted for mutual savings and loan holding companies to also include any activity permitted a "financial holding company" under the legislation, including a broad array of insurance and securities activities.

Federal law prohibits a savings and loan holding company, including a federal mutual holding company, from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the OTS from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the OTS must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The OTS is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not currently subject to regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings associations. Polonia Bank must notify the OTS 30 days before declaring any dividend and comply with the additional restrictions described below. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

***Stock Holding Company Subsidiary Regulation.*** The OTS has adopted regulations governing the two-tier mutual holding company form of organization and mid-tier stock holding companies that are controlled by mutual holding companies. We have adopted this form of organization, where Polonia Bancorp is the stock holding company subsidiary of Polonia MHC. Under the rules, Polonia Bancorp holds all the shares of Polonia Bank and issues the majority of its own shares to Polonia MHC. In addition, Polonia Bancorp is permitted to engage in activities that are permitted for Polonia MHC subject to the same terms and conditions. Finally, OTS regulations specify that Polonia Bancorp must be federally chartered for supervisory reasons.

***Waivers of Dividends.*** OTS regulations require mutual holding companies to notify the agency if they propose to waive receipt of dividends from their stock holding company subsidiary. The OTS reviews dividend waiver notices on a case-by-case basis and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that their waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. We anticipate that Polonia MHC will seek to waive dividends that Polonia Bancorp may pay, if any.

***Conversion to Stock Form.*** OTS regulations permit Polonia MHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur and the Board of Directors has no present intention or plan to undertake a conversion transaction. In a conversion transaction, a new holding company would be formed as the successor to Polonia Bancorp, Polonia MHC's corporate existence would end and certain depositors in Polonia Bank would receive a right to subscribe for shares of a new holding company. In a conversion transaction, each share of common stock held by stockholders other than Polonia MHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio designed to ensure that stockholders other than Polonia MHC own the same percentage of common stock in the new holding company as they owned in Polonia Bancorp immediately before conversion. The total number of shares held by stockholders other than Polonia MHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

***Acquisition of the Company.*** Under the Federal Change in Control Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the Change in Control Act, the OTS generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

**Federal Savings Association Regulation**

***Business Activities.*** The activities of federal savings banks are governed by federal law and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings bank may engage. In particular, certain lending authority for federal savings banks, *e.g.* , commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution's capital or assets.

***Capital Requirements.*** The OTS capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital, less certain specified deductions from total capital such as reciprocal holdings of depository institution capital, instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses, limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2009, Polonia Bank met each of its capital requirements.

The following table presents Polonia Bank's capital position at December 31, 2009.

| | Capital | | |
|---|---|---|---|
| | Actual | Required | Excess |
| | (Dollars in thousands) | | |
| Tangible | $ 20,301 | $ 4,348 | $ 15,953 |
| Tier 1 / Leverage | 20,301 | 8,696 | 11,605 |
| Tier 1 / Risk-based | 20,301 | 4,332 | 15,969 |
| Total / Risk-based | 21,416 | 8,663 | 12,753 |

***Prompt Corrective Regulatory Action.*** The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings association that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings association that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings association that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings association is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in an amount of up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and undercapitalized institutions are subject to additional mandatory and discretionary restrictions.

***Insurance of Deposit Accounts.*** Polonia Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006.

Under the Federal Deposit Insurance Corporation's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. For calendar 2008, assessments ranged from five to forty-three basis points of each institution's deposit assessment base. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the Federal Deposit Insurance Corporation adopted an across the board seven basis point increase in the assessment range for the first quarter of 2009. The Federal Deposit Insurance Corporation made further refinements to its risk-based assessment system effective April 1, 2009 that effectively made the range seven to $77^{1/2}$ basis points. The Federal Deposit Insurance Corporation may adjust the scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Federal Deposit Insurance Corporation also imposed on all insured institutions a special emergency assessment of five basis points of total assets minus tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution's deposit assessment base on the same date) in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The Federal Deposit Insurance Corporation provided for similar special assessments during the final two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the Federal Deposit Insurance Corporation required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2013. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest bearing transaction accounts receive unlimited insurance coverage until December 31, 2009, subsequently extended until June 30, 2009, and certain senior unsecured debt issued by institutions and their holding companies during specified periods would be guaranteed by the FDIC through June 30, 2012, or in certain cases, to December 31, 2012. Polonia Bank made the business decision to participate in the unlimited noninterest bearing transaction account coverage and Polonia Bank, Polonia MHC and Polonia Bancorp opted to participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the four quarters ending December 31, 2009 averaged 1.1 basis points of assessable deposits.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

***Loans to One Borrower.*** Federal law provides that savings associations are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

***QTL Test.*** Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities but also defined to include education, credit card and small business loans) in at least 9 months out of each 12 month period. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2009, Polonia Bank maintained 91.4% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

***Limitation on Capital Distributions.*** OTS regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations ( *i.e.* , generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like Polonia Bank, it is a subsidiary of a holding company. In the event Polonia Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, Polonia Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

***Standards for Safety and Soundness.*** The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness in various areas such as internal controls and information systems, internal audit, loan documentation and credit underwriting, interest rate exposure, asset growth and quality, earnings and compensation, fees and benefits. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings association fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

***Transactions with Related Parties.*** The Bank's authority to engage in transactions with "affiliates" ( *e.g.*, any entity that controls or is under common control with an institution, including Polonia MHC, Polonia Bancorp and their other subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by a company to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution like Polonia Bank to its executive officers and directors in compliance with federal banking laws. Under such laws, Polonia Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The laws limit both the individual and aggregate amount of loans that Polonia Bank may make to insiders based, in part, on Polonia Bank's capital level and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional restrictions based on the type of loan involved.

***Enforcement.*** The OTS has primary enforcement responsibility over savings associations and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings association. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

***Assessments.*** Savings associations are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings association's (including consolidated subsidiaries) total assets, condition and complexity of portfolio. The OTS assessments paid by the Bank for the fiscal year ended December 31, 2009 totaled $69,000.

**Federal Home Loan Bank System**

Polonia Bank is a member of the FHLB System, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. Polonia Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB. Polonia Bank was in compliance with this requirement with an investment in FHLB stock at December 31, 2009 of $2.3 million.

**Federal Reserve System**

The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). For 2009, the regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $44.4 million; a 10% reserve ratio is applied above $44.4 million. The first $10.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) were exempted from the reserve requirements. The amounts are adjusted annually and, for 2010, require a 3% ratio for up to $552. million and an exemption of $10.7 million. Polonia Bank complies with the foregoing requirements.

**Regulatory Restructuring Legislation**

The Obama Administration has proposed, and the House of Representatives and Senate are currently considering, legislation that would restructure the regulation of depository institutions. Proposals have ranged from the merger of the Office of Thrift Supervision with the Office of the Comptroller of the Currency, which regulates national banks, to the creation of an independent federal agency that would assume the regulatory responsibilities of the Office of Thrift Supervision, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency and Federal Reserve Board. The federal savings association charter would be eliminated and federal associations required to become banks under some proposals, although others would grandfather existing charters such as that of the Bank. Savings and loan holding companies would become regulated as bank holding companies. Also proposed is the creation of a new federal agency to administer and enforce consumer and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions would be reduced under certain proposals as well.

Enactment of any of these proposals would revise the regulatory structure imposed on the Bank, which could result in more stringent regulation. At this time, management has no way of predicting the contents of any final legislation, or whether any legislation will be enacted at all.

## Federal and State Taxation

**Federal Income Taxation**

***General.*** We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. For its 2009 year, Polonia Bancorp's maximum federal income tax rate was 34%.

***Bad Debt Reserves.*** For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $1.4 million of our accumulated bad debt reserves would not be recaptured into taxable income unless Polonia Bank makes a "non-dividend distribution" to Polonia Bancorp as described below.

***Distributions***. If Polonia Bank makes "non-dividend distributions" to Polonia Bancorp, the distributions will be considered to have been made from Polonia Bank's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from Polonia Bank's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Polonia Bank's taxable income. Non-dividend distributions include distributions in excess of Polonia Bank's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock and distributions in partial or complete liquidation. Dividends paid out of Polonia Bank's current or accumulated earnings and profits will not be so included in Polonia Bank's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Polonia Bank makes a non-dividend distribution to Polonia Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Polonia Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

**State Taxation**

***Pennsylvania Taxation.*** Polonia Bancorp is subject to the Pennsylvania Corporate Net Income Tax, Capital Stock and Franchise Tax. The Corporation Net Income Tax rate for 2009 is 9.9% and is imposed on unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock and Franchise Tax is a property tax imposed on a corporation's capital stock value at a statutorily defined rate, such value being determined in accordance with a fixed formula based upon average net income and net worth. Polonia Bank is subject to tax under the Pennsylvania Mutual Thrift Institutions Tax Act, as amended to include thrift institutions having capital stock. Pursuant to the Mutual Thrift Institutions Tax, the tax rate is 11.5%. The Mutual Thrift Institutions Tax exempts Polonia Bank from other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The Mutual Thrift Institutions Tax is a tax upon net earnings, determined in accordance with generally accepted accounting principles with certain adjustments. The Mutual Thrift Institutions Tax, in computing income according to generally accepted accounting principles, allows for the deduction of interest earned on state and federal obligations, while disallowing a percentage of a thrift's interest expense deduction in the proportion of interest income on those securities to the overall interest income of Polonia Bank. Net operating losses, if any, thereafter can be carried forward three years for Mutual Thrift Institutions Tax purposes.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

We conduct our business through our main office and branch offices. The following table sets forth certain information relating to these facilities as of December 31, 2009.

| Location | Original Year Leased or Acquired | Leased, Licensed or Owned | Net Book Value of Property or Leasehold Improvements at December 31, 2009 (In thousands) |
|---|---|---|---|
| **Main/Executive Office:** | | | |
| 3993 Huntingdon Pike<br>Huntingdon Valley, Pennsylvania 19006 | 1996 | Owned | $ 2,371 |
| **Branch Offices:** | | | |
| 2646 East Allegheny Avenue<br>Philadelphia, Pennsylvania 19134 | 1970 | Owned | $ 1,244 |
| 2133 Spring Garden Street<br>Philadelphia, Pennsylvania 19130 | 1979 | Owned | $ 274 |
| 2628 Orthodox Street<br>Philadelphia, Pennsylvania 19137 | 1999 | Owned | $ 118 |
| 8000 Frankford Avenue<br>Philadelphia, Pennsylvania 19136 | 1992 | Owned | $ 396 |

## ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens and contracts, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

## ITEM 4. [REMOVED AND RESERVED]

## PART II

### ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of Polonia Bancorp is traded on the OTC Electronic Bulletin Board under the symbol "PBCP.OB."

| 2009 | High | Low | 2008 | High | Low |
|---|---|---|---|---|---|
| First Quarter | $8.75 | $7.50 | First Quarter | $10.27 | $8.10 |
| Second Quarter | 7.95 | 7.50 | Second Quarter | 10.00 | 7.80 |
| Third Quarter | 7.50 | 6.10 | Third Quarter | 9.00 | 7.00 |
| Fourth Quarter | 7.75 | 3.20 | Fourth Quarter | 9.00 | 8.10 |

As of March 24, 2010 there were approximately 192 holders of record of the Company's common stock.

Polonia Bancorp is not subject to OTS regulatory restrictions on the payment of dividends. However, Polonia Bancorp's ability to pay dividends may depend, in part, upon its receipt of dividends from Polonia Bank because Polonia Bancorp has no source of income other than earnings from the investment of the net proceeds from the offering that it retained. Payment of cash dividends on capital stock by a savings institution is limited by OTS regulations. Polonia Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with its reorganization. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.

As of December 31, 2009, Polonia Bancorp satisfied all prescribed capital requirements. Future dividend payments will depend on the Company's profitability, approval by its Board of Directors and prevailing OTS regulations. To date, we have not declared any cash dividends.

The Company did not repurchase any of its equity securities for the fourth quarter of 2009 and no shares were available for repurchase pursuant to publicly announced plans.

## ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth selected financial and other data of the Company and, where indicated, the Bank for the periods and at the dates indicated.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| | (Dollars in thousands, except per share data) | | |
| **Financial Condition Data:** | | | |
| Totals assets | $ 218,071 | $ 220,236 | $ 200,597 |
| Securities available-for-sale | 30,602 | 37,789 | 45,885 |
| Securities held-to-maturity | 13,780 | – | – |
| Loans receivable, net | 150,177 | 163,759 | 137,280 |
| Cash and cash equivalents | 8,427 | 4,671 | 3,826 |
| Deposits | 164,207 | 164,586 | 163,217 |
| FHLB Advances - short-term | – | 4,000 | 6,000 |
| FHLB Advances - long-term | 26,474 | 24,553 | 4,098 |
| Stockholders' equity | 23,845 | 23,604 | 23,994 |
| Book value per common share | 7.55 | 7.40 | 7.26 |
| **Operating Data:** | | | |
| Interest income | $ 10,707 | $ 11,069 | $ 10,297 |
| Interest expense | 5,000 | 5,312 | 5,639 |
| Net interest income | 5,707 | 5,757 | 4,658 |
| Provision for loan losses | 252 | 85 | 31 |
| Net interest income after provision for loan losses | 5,455 | 5,672 | 4,627 |
| Non-interest income | 1,444 | 85 | 760 |
| Non-interest expense | 6,559 | 6,101 | 5,878 |
| Income/Loss before income taxes | 340 | (344) | (491) |
| Provision for income taxes | 9 | (98) | (165) |
| Net income/loss | $ 331 | $ (246) | $ (326) |
| Basic and diluted earnings per share | 0.11 | (0.08) | (0.10) |
| **Performance Ratios:** | | | |
| Return on average assets | 0.15% | (0.12)% | (0.17)% |
| Return on average equity | 1.60 | (1.04) | (1.37) |
| Interest rate spread (1) | 2.55 | 2.63 | 2.19 |
| Net interest margin (2) | 2.74 | 2.89 | 2.53 |
| Non-interest expense to average assets | 2.96 | 2.89 | 2.99 |
| Efficiency ratio (3) | 91.72 | 104.43 | 108.45 |
| Average interest-earning assets to average interest-bearing liabilities | 107.95 | 109.76 | 111.23 |
| Average equity to average assets | 9.36 | 11.15 | 12.10 |
| **Capital Ratios (4):** | | | |
| Tangible capital | 9.34 | 9.06 | 10.03 |
| Core capital | 9.34 | 9.06 | 10.03 |
| Total risk-based capital | 19.78 | 18.73 | 21.65 |

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Asset Quality Ratios:** | | | |
| Allowance for loan losses as a percent of total loans | 0.74% | 0.52% | 0.53% |
| Allowance for loan losses as a percent of nonperforming loans | 40.66 | 117.70 | 338.43 |
| Net charge-offs (recoveries) to average outstanding loans during the period | (0.01) | (0.03) | (0.01) |
| Non-performing loans as a percent of total loans | 1.81 | 0.44 | 0.16 |
| **Other Data:** | | | |
| Number of: | | | |
| Real estate loans outstanding | 968 | 1,082 | 1,020 |
| Deposit accounts | 8,729 | 9,468 | 9,863 |
| Full-service offices | 5 | 5 | 5 |

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4) Ratios are for Polonia Bank.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Overview

***Income.*** Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and securities, and interest expense, which is the interest that we pay on our deposits and FHLB borrowings. Other significant sources of pre-tax income are service charges on deposit accounts and other loan fees (including loan brokerage fees and late charges). In addition, we recognize income or losses from the sale of investments in years that we have such sales.

***Allowance for Loan Losses.*** The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and value of the portfolio, information about specific borrower situations, and estimated collateral values, economic conditions, and other factors. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

***Expenses.*** The non-interest expenses we incur in operating our business consist of salaries and employee benefits expenses, occupancy and equipment expenses, marketing expenses and various other miscellaneous expenses.

Salaries and employee benefits consist primarily of: salaries and wages paid to our employees; payroll taxes; and expenses for health insurance and other employee benefits. We incurred additional annual employee compensation expenses in fiscal 2009 stemming from the adoption of an equity incentive plan.

Occupancy and equipment expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using the straight-line method based on the useful lives of the related assets, which range from three to 40 years.

Marketing expenses include expenses for advertisements, promotions, third-party marketing services and premium items.

Regulatory fees and deposit insurance premiums are primarily payments we make to the FDIC for insurance of our deposit accounts.

Other expenses include expenses for supplies, telephone and postage, data processing, contributions and donations, director and committee fees, insurance and surety bond premiums and other fees and expenses.

**Critical Accounting Policies**

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses, deferred income taxes and other-than-temporary impairment of securities.

***Allowance for Loan Losses***. The allowance for loan losses is the amount estimated by management as necessary to cover probable incurred credit losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; the value of collateral; and the determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see note 4 of the notes to the consolidated financial statements included in this annual report on Form 10-K.

***Deferred Income Taxes.*** We use the asset and liability method of accounting for income taxes as prescribed by United States Generally Accepted Accounting Principles (U.S. GAAP). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. A valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

***Other-Than-Temporary Impairment of Securities.*** U.S. GAAP requires companies to perform periodic reviews of individual securities in their investment portfolios to determine whether a decline in the value of a security is other than temporary. Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value, and management's intent and ability to hold the security for a period of time sufficient to allow for a recovery in market value. Among the factors that are considered in determining management's intent and ability is a review of the Company's capital adequacy, interest rate risk position, and liquidity. The assessment of a security's ability to recover any decline in market value, the ability of the issuer to meet contractual obligations, and management's intent and ability requires considerable judgment. A decline in value that is considered to be other than temporary is recorded as a loss within noninterest income in the Consolidated Statement of Income.

**Balance Sheet Analysis**

***Loans.*** Our primary lending activity is the origination of loans secured by real estate. We primarily originate one- to four-family residential loans. To a much lesser extent, we originate multi-family and nonresidential real estate loans and home equity and consumer loans. At December 31, 2009, our ratio of loans to total assets was 68.9%.

The largest segment of our loan portfolio is one-to four-family residential loans. At December 31, 2009, these loans totaled $131.6 million and represented 86.8% of total loans, compared to $144.5 million, or 87.7% of total loans, at December 31, 2008. The size of our one- to four-family residential loan portfolio decreased during the year ended December 31, 2009 due primarily to the sale of loans and repayments.

Home equity loans totaled $3.4 million and represented 2.2% of total loans at December 31, 2009, compared to $4.2 million, or 2.5% of total loans at December 31, 2008. Home equity loans decreased $800,000 or 19.0% during the year ended December 31, 2009. Home equity lines of credit totaled $3.0 million and represented 2.0% of total loans at December 31, 2009 compared to $1.4 million or 0.8% of total loans at December 31, 2008.

Multi-family and commercial real estate loans totaled $10.2 million and represented 6.7% of total loans at December 31, 2009, compared to $12.0 million, or 7.3% of total loans, at December 31, 2008. Multi-family and commercial real estate loans decreased $1.8 million, or 15.0%, during the year ended December 31, 2009. The decrease in multi-family and commercial real estate loans in 2009 was primarily due to loan payoffs.

Consumer loans totaled $3.3 million and represented 2.2% of total loans at December 31, 2009 compared to $2.8 million, or 1.7% of total loans at December 31, 2008. Consumer loans increased $564,000, or 20.5%, during the year ended December 31, 2009.

The following table sets forth the composition of our loan portfolio at the dates indicated.

| | At December 31, (Dollars in thousands) | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | | 2006 | | 2005 | |
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| Real estate loans: | | | | | | | | | | |
| One-to-four family | $131,571 | 86.84 % | $144,508 | 87.68 % | $120,774 | 87.42 % | $100,152 | 88.84 % | $88,873 | 90.96 % |
| Multi-family and commercial real estate | 10,214 | 6.74 | 12,020 | 7.29 | 9,803 | 7.09 | 5,212 | 4.62 | 3,563 | 3.65 |
| Home equity loans | 3,372 | 2.23 | 4,172 | 2.53 | 4,343 | 3.14 | 4,229 | 3.75 | 2,558 | 2.61 |
| Home equity lines of credit | 3,036 | 2.00 | 1,361 | 0.83 | 980 | 0.71 | 980 | 0.87 | - | - |
| Total real estate loans: | $148,193 | 97.81 | $162,061 | 98.33 | $135,900 | 98.36 | $110,573 | 98.08 | $94,994 | 97.22 |
| Consumer: | | | | | | | | | | |
| Education | $ 3,281 | 2.17 | $ 2,690 | 1.63 | $ 2,170 | 1.57 | $ 2,137 | 1.90 | $ 2,679 | 2.74 |
| Loans on savings accounts | 32 | 0.02 | 59 | 0.04 | 85 | 0.06 | 27 | 0.02 | 38 | 0.04 |
| Other | 1 | – | 1 | – | 5 | 0.01 | 1 | – | 2 | – |
| Total consumer loans | 3,314 | 2.19 | 2,750 | 1.67 | 2,260 | 1.64 | 2,165 | 1.92 | 2,719 | 2.78 |
| Total loans | 151,507 | 100.00 % | 164,811 | 100.00 % | 138,160 | 100.00 % | 112,738 | 100.00 % | 97,713 | 100.00 % |
| Net deferred loan fees | 215 | | 195 | | 149 | | 120 | | 157 | |
| Allowance for loan losses | 1,115 | | 857 | | 731 | | 695 | | 651 | |
| Loans, net | $150,177 | | $163,759 | | $137,280 | | $111,923 | | $96,905 | |

The following table sets forth certain information at December 31, 2009 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments, which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

| | One-to-Four-Family Real Estate Loans | Multi-Family and Commercial Real Estate Loans | Home Equity Loans and Lines of Credit | Consumer Loans | Total Loans |
|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | |
| Amounts due in: | | | | | |
| One year or less | $ 58 | $ 854 | $ 1,031 | $ 1,516 | $ 3,459 |
| More than one to five years | 2,081 | 1,036 | 311 | 1,095 | 4,523 |
| More than five years | 129,432 | 8,324 | 5,066 | 703 | 143,525 |
| Total | $ 131,571 | $ 10,214 | $ 6,408 | $ 3,314 | $ 151,507 |

The following table sets forth the dollar amount of all loans at December 31, 2009 that are due after December 31, 2010.

| | Fixed Rate | Adjustable Rate |
|---|---|---|
| | (Dollars in thousands) | |
| Real Estate Loans: | | |
| One-to-four-family | $ 131,513 | $ – |
| Multi-family and commercial real estate | 9,360 | – |
| Home equity loans and lines of credit | 3,363 | 2,014 |
| Consumer Loans | 1,798 | – |
| Total | $ 146,034 | $ 2,014 |

The following table shows loan origination, participation and purchase activity during the periods indicated.

| | December 31, 2009 | December 31, 2008 | December 31, 2007 |
|---|---|---|---|
| | | (Dollars in thousands) | |
| Total loans at beginning of period | $ 164,811 | $ 138,160 | $ 112,738 |
| Loans originated: | | | |
| Real estate loans: | | | |
| One-to-four-family | 32,424 | 40,121 | 30,470 |
| Multi-family and commercial real estate | 840 | 710 | 3,441 |
| Home equity loans and lines of credit | 2,173 | 1,531 | 1,036 |
| Consumer | 830 | 903 | 548 |
| Total loans originated | 36,267 | 43,265 | 35,495 |
| Loans purchased | 3,980 | 2,966 | 3,855 |
| Deduct: | | | |
| Real estate loan principal repayments | (28,679) | (13,742) | (13,928) |
| Loans sold | (24,872) | (5,838) | – |
| Total deductions | (53,551) | (19,580) | (13,928) |
| Net loan activity | (13,304) | 26,651 | 25,422 |
| Total loans at end of period | $ 151,507 | $ 164,811 | $ 138,160 |

***Securities.*** Our securities portfolio consists primarily of mortgage-backed securities. The weighted average rate of our securities portfolio was 4.99% as of December 31, 2009 as compared to 5.25% as of December 31, 2008 and the weighted average maturity was 13 years as of December 31, 2009 and 14 years as of December 31, 2008, respectively. Investment securities available for sale decreased $7.1 million to $29.7 million from $36.8 million at December 31, 2008. The reason for the decrease was primarily due to the sale of $9.3 million in securities. Investment securities held to maturity increased to $13.8 million. The reason for the increase was primarily due to the purchase of $14.0 million in held to maturity securities. The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | (Dollars in thousands) | | | | | |
| Securities available-for-sale: | | | | | | |
| Fannie Mae | $ 13,163 | $ 13,719 | $ 23,870 | $ 24,628 | $ 24,744 | $ 24,970 |
| Freddie Mac | 2,763 | 2,906 | 6,835 | 7,000 | 8,594 | 8,601 |
| Government National Mortgage Association securities | 1,339 | 1,447 | 1,628 | 1,688 | 2,006 | 2,057 |
| Other | 86 | 87 | 98 | 94 | 157 | 157 |
| Total mortgage-backed securities | 17,351 | 18,159 | 32,431 | 33,410 | 35,501 | 35,785 |
| U.S. government agency securities | – | – | – | – | 4,108 | 4,131 |
| Corporate securities | 12,370 | 12,425 | 4,346 | 4,374 | 5,630 | 5,632 |
| Total debt securities | 29,721 | 30,584 | 36,777 | 37,784 | 45,239 | 45,548 |
| Equity securities | 19 | 18 | 19 | 5 | 430 | 337 |
| Total | $ 29,740 | $ 30,602 | $ 36,796 | $ 37,789 | $ 45,669 | $ 45,885 |
| Securities held-to-maturity: | | | | | | |
| Fannie Mae mortgage-backed securities | $ 13,780 | $ 13,641 | $ – | $ – | $ – | $ – |

At December 31, 2009, we had no investments in a single company or entity (other than U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our equity at December 31, 2009.

The following table sets forth the stated maturities and weighted average yields of securities at December 31, 2009. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

| | One Year or Less | | More than One Year to Five Years | | More than Five Years to Ten Years | | More than Ten Years | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield | Amortized Cost | Weighted Average Yield |
| Securities available-for-sale: | | | | | | | | | | |
| Fannie Mae | $ – | –% | $ 96 | 5.34% | $ 4,691 | 5.09% | $ 8,376 | 4.80% | $ 13,163 | 4.91% |
| Freddie Mac | – | – | – | – | 308 | 4.89 | 2,455 | 5.08 | 2,763 | 5.07 |
| Government National Mortgage Association Securities | – | – | 6 | 6.88 | 34 | 7.43 | 1,299 | 6.33 | 1,339 | 6.36 |
| Other | – | – | – | – | – | – | 86 | 4.89 | 86 | 4.89 |
| U.S. Government agency securities | – | – | – | – | – | – | – | – | – | – |
| Corporate securities | 1,750 | 4.50 | 2,645 | 4.20 | 975 | 5.08 | 7,000 | 5.25 | 12,370 | 4.91 |
| Equity securities | – | – | – | – | – | – | – | – | – | – |
| Total | $ 1,750 | 4.50% | $ 2,747 | 4.24% | $ 6,008 | 5.09% | $ 19,216 | 5.11% | $ 29,721 | 4.99% |
| Securities held-to-maturity: | | | | | | | | | | |
| Fannie Mae | $ – | –% | $ – | –% | $12,377 | 2.95% | $ 1,403 | 3.63% | $ 13,780 | 3.02% |
| Total | $ – | –% | $ – | –% | $12,377 | 2.95% | $ 1,403 | 3.63% | $ 13,780 | 3.02% |

***Deposits.*** Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing accounts, interest-bearing demand accounts, money market accounts, savings accounts and time deposits. These deposits are provided primarily by individuals who live or work within our market areas. We have not used brokered deposits as a source of funding. Deposits decreased $379,000, or 0.2% for the year ended December 31, 2009.

The following table sets forth the balances of our deposit products at the dates indicated.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in thousands) | | | | | |
| Noninterest-bearing accounts | $ 5,650 | 3.44% | $ 3,986 | 2.42% | $ 3,455 | 2.12% |
| Interest-bearing accounts | 11,118 | 6.77 | 10,301 | 6.26 | 11,223 | 6.88 |
| Money market | 32,859 | 20.01 | 25,603 | 15.56 | 33,101 | 20.28 |
| Savings accounts | 29,088 | 17.71 | 34,346 | 20.87 | 36,193 | 22.17 |
| Time deposits | 85,492 | 52.07 | 90,350 | 54.89 | 79,245 | 48.55 |
| Total | $164,207 | 100.00% | $164,586 | 100.00% | $163,217 | 100.00% |

The following table indicates the amount of jumbo time deposits by time remaining until maturity as of December 31, 2009. Jumbo time deposits require minimum deposits of $100,000.

| Maturity Period | Time Deposits |
|---|---|
| | (Dollars in thousands) |
| 3 Months or less | $ 5,254 |
| Over 3 Through 6 Months | 1,512 |
| Over 6 Through 12 Months | 2,182 |
| Over 12 Months | 13,258 |
| Total | $ 22,206 |

The following table sets forth our time deposits classified by rates at the dates indicated.

| | At December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in thousands) | | |
| 1.00 - 1.99% | $ 32,383 | $ – | $ 3 |
| 2.00 - 3.99% | 26,129 | 56,181 | 16,082 |
| 4.00 - 5.99% | 26,980 | 34,095 | 63,090 |
| 6.00 - 7.99% | – | 74 | 70 |
| Total | $ 85,492 | $ 90,350 | $ 79,245 |

The following table sets forth the amount and maturities of time deposits classified by rates at December 31, 2009.

| | Amount Due | | | | | | |
|---|---|---|---|---|---|---|---|
| | Less Than One Year | More Than One Year to Two Years | More Than Two Years to Three Years | More Than Three Years to Four | More Than Four Years | Total | Percent of Total Time Deposits |
| | (Dollars in thousands) | | | | | | |
| 1.00 - 1.99% | $ 15,110 | $ 4,581 | $ 76 | $ – | $ 12,616 | $ 32,383 | 37.88% |
| 2.00 - 3.99% | 16,851 | 5,661 | 648 | 1,667 | 1,301 | 26,128 | 30.56 |
| 4.00 - 5.99% | 6,616 | 13,360 | 4,979 | 1,946 | 80 | 26,981 | 31.56 |
| Total | $ 38,577 | $ 23,602 | $ 5,703 | $ 3,613 | $ 13,997 | $ 85,492 | 100.00% |

The following table sets forth deposit activity for the periods indicated.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in thousands) | | |
| Beginning balance | $ 164,586 | $ 163,217 | $ 157,722 |
| Increase (decrease) before interest credited | (5,379) | (3,943) | 128 |
| Interest credited | 5,000 | 5,312 | 5,367 |
| Net increase (decrease) in deposits | (379) | 1,369 | 5,495 |
| Ending balance | $ 164,207 | $ 164,586 | $ 163,217 |

***Borrowings.*** We utilize borrowings from the FHLB of Pittsburgh to supplement our supply of funds for loans and investments. Our FHLB borrowings are categorized as short-term borrowings and other borrowings. Short-term borrowings primarily consist of draws on "RepoPlus" line of credit advances. The RepoPlus line of credit carries an adjustable rate that is subject to annual renewal and incurs no service charges. All borrowings from the FHLB are secured by a blanket security agreement on qualifying residential mortgage loans, certain pledged investment securities and our investment in FHLB stock.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in thousands) | | |
| Maximum amount of advances outstanding at any month end during the period: | | | |
| FHLB Advances | $ 26,474 | $ 28,553 | $ 10,508 |
| Average advances outstanding during the period: | | | |
| FHLB Advances | $ 24,129 | $ 20,084 | $ 6,372 |
| Weighted average interest rate during the period: | | | |
| FHLB Advances | 3.17% | 3.02% | 3.93% |
| Balance outstanding at end of period: | | | |
| FHLB Advances | $ 26,474 | $ 28,553 | $ 10,098 |
| Weighted average interest rate at end of period: | | | |
| FHLB Advances | 2.97% | 2.81% | 3.81% |

FHLB advances long-term increased $1.9 million to $26.5 million at December 31, 2009, from $24.6 million at December 31, 2008, an increase of 7.8%. The $1.9 million increase in FHLB advances long-term was due to more attractive longer term funding opportunities available through the FHLB. The advances outstanding at December 31, 2009 mature in 2010 through 2018.

***Stockholders' Equity.*** Stockholders' equity increased $200,000 to $23.8 million at December 31, 2009, from $23.6 million at December 31, 2008. The increase in stockholders' equity was primarily related to the operating income recorded in 2009.

**Comparison of Results of Operations for the Years Ended December 31, 2009 and 2008**

***Overview.***

| | Year Ended December 31, | | % Change |
|---|---|---|---|
| | 2009 | 2008 | 2009 / 2008 |
| | (Dollars in thousands) | | |
| Net income (loss) | $ 331 | $ (246) | N/A% |
| Return on average assets (1) | 0.15% | (0.12)% | N/A |
| Return on average equity (2) | 1.60 | (1.04) | N/A |
| Average equity-to-assets ratio (3) | 9.36 | 11.15 | (16.10) |

(1) Net loss divided by average assets.
(2) Net loss divided by average equity.
(3) Average equity divided by average total assets.

Net income of $331,000 was reported for 2009 compared to a net loss of $246,000 in 2008 primarily due to higher non-interest income, partially offset by lower net interest income and higher non-interest expense. Non-interest income increased $1.3 million to $1.4 million, primarily as a result of gains on the sales of securities, higher earnings on BOLI and higher gains on the sale of loans.

***Net Interest Income.*** Net interest income for year ended December 31, 2009 decreased $100,000 to $5.7 million, or 1.7%, from $5.8 million last year, primarily reflecting a lower average rate earned on loans, investment securities and other interest-earning assets and a higher average balance of interest-bearing deposits and FHLB advances long-term and a higher average interest rate paid on FHLB advances long-term, partially offset by lower interest expense paid on deposits.

***Average Balances and Yields.*** The following table presents information regarding average balances of assets and liabilities, as well as the total dollar amounts of interest income and dividends from average interest-earning assets and interest expense on average interest-bearing liabilities and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that the use of month-end balances instead of daily average balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2009 | | | 2008 | | | 2007 | | |
| | Average Balance | Interest and Dividends | Yield/ Cost | Average Balance | Interest and Dividends | Yield/ Cost | Average Balance | Interest and Dividends | Yield/ Cost |
| | | | | | (Dollars in thousands) | | | | |
| Assets: | | | | | | | | | |
| Interest-earning assets: | | | | | | | | | |
| Loans | $ 154,555 | $ 8,772 | 5.68% | $ 153,077 | $ 8,908 | 5.82 % | $ 124,622 | $ 7,254 | 5.82% |
| Investment securities | 40,535 | 1,926 | 4.75 | 39,310 | 2,014 | 5.12 | 45,652 | 2,361 | 5.17 |
| Other interest-earning assets | 13,482 | 9 | 0.07 | 6,624 | 147 | 2.22 | 13,543 | 682 | 5.04 |
| Total interest-earning assets | 208,572 | 10,707 | 5.13% | 199,011 | 11,069 | 5.56% | 183,817 | 10,297 | 5.60% |
| Noninterest-earning assets: | 14,002 | | | 13,122 | | | 13,243 | | |
| Allowance for Loan Losses | (1,035) | | | (787) | | | (727) | | |
| Total assets | $ 221,539 | | | $ 211,346 | | | $ 196,333 | | |
| Liabilities and equity: | | | | | | | | | |
| Interest-bearing liabilities: | | | | | | | | | |
| Interest-bearing demand deposits | 10,776 | 77 | 0.71% | 11,667 | 96 | 0.82% | 11,411 | 68 | 0.60% |
| Money market deposits | 34,173 | 582 | 1.70 | 26,949 | 818 | 3.04 | 33,241 | 1,615 | 4.86 |
| Savings accounts | 31,809 | 237 | 0.75 | 35,647 | 310 | 0.87 | 38,947 | 318 | 0.82 |
| Time deposits | 91,166 | 3,313 | 3.63 | 85,740 | 3,456 | 4.03 | 74,262 | 3,366 | 4.53 |
| Total interest-bearing deposits | 167,924 | 4,209 | 2.51% | 160,003 | 4,680 | 2.93% | 157,861 | 5,367 | 3.40% |
| FHLB advances - short-term | 77 | 1 | 1.30 | 2,074 | 51 | 2.46 | 1,271 | 60 | 4.72 |
| FHLB advances - long-term | 23,963 | 763 | 3.18 | 18,010 | 556 | 3.09 | 5,101 | 190 | 3.72 |
| Advances by borrowers for taxes and insurance | 1,254 | 27 | 2.15 | 1,230 | 25 | 2.03 | 1,031 | 21 | 2.04 |
| Total interest-bearing liabilities | 193,218 | 5,000 | 2.59% | 181,317 | 5,312 | 2.93% | 165,264 | 5,638 | 3.41% |
| Noninterest-bearing liabilities: | 7,583 | | | 6,457 | | | 7,311 | | |
| Total liabilities | 200,801 | | | 187,774 | | | 172,575 | | |
| Stockholders' equity | 20,738 | | | 23,572 | | | 23,758 | | |
| Total liabilities and stockholders' equity | $ 221,539 | | | $ 211,346 | | | $ 196,333 | | |
| Net interest income | | $ 5,707 | | | $ 5,757 | | | $ 4,659 | |
| Interest rate spread | | | 2.55% | | | 2.63% | | | 2.19% |
| Net yield on interest-bearing assets | | | 2.74% | | | 2.89% | | | 2.53% |
| Ratio of average interest-earning assets to average interest-bearing liabilities | | | 107.95% | | | 109.76% | | | 111.23% |

***Rate/Volume Analysis.*** The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

| | For the Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 | | | For the Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) Due to | | | Increase (Decrease) Due to | | |
| | Volume | Rate | Net | Volume | Rate | Net |
| | (Dollars in thousands) | | | | | |
| Interest and dividend income: | | | | | | |
| Loans receivable | $ 87 | $ (223) | $ (136) | $ 1,656 | $ (2) | $ 1,654 |
| Investment securities | 66 | (154) | (88) | (325) | (22) | (347) |
| Other | (2,183) | 2,045 | (138) | (255) | (280) | (535) |
| Total interest-earnings assets | $ (2,031) | $ 1,669 | $ (362) | $ 1,075 | $ (303) | $ 772 |
| Interest expense: | | | | | | |
| Interest-bearing demand deposits | $ (7) | $ (12) | $ (19) | $ 2 | $ 25 | $ 27 |
| Money market accounts | 370 | (606) | (236) | (271) | (413) | (684) |
| Savings accounts | (31) | (42) | (73) | (35) | 27 | (8) |
| Time Deposits | 258 | (401) | (143) | 317 | (227) | 90 |
| FHLB Advances - short-term | (34) | (16) | (50) | (37) | 28 | (9) |
| FHLB Advances - long-term | 189 | 18 | 207 | 393 | (27) | 366 |
| Advances by borrowers for taxes and insurance | – | 2 | 2 | 4 | – | 4 |
| Total interest-bearing liabilities | $ 745 | $ (1,057) | $ (312) | $ 373 | $ (587) | $ (214) |
| Change in net interest income | $ (2,776) | $ 2,726 | $ (50) | $ 702 | $ 284 | $ 986 |

***Provision for Loan Losses.*** We recorded a provision for loan losses for the year ended December 31, 2009 of $252,000 as compared to $85,000 for the year ended December 31, 2008. The increased loan loss provision reflects management's estimate of the losses inherent in our total loan portfolio and the increase in non-accrual loans during the year. The provision during these periods reflects management's assessment of charge-off activity, increased non-performing loans and increased loan delinquencies. We used the same methodology and generally similar assumptions in assessing the allowance for both periods. An analysis of the changes in the allowance for loan losses, non-performing loans and classified loans is presented under *"–Risk Management–Analysis of Non-Performing and Classified Assets"* and *"–Risk Management–Analysis and Determination of the Allowance for Loan Losses."*

***Non-Interest Income.*** The following table shows the components of non-interest income for the year ended December 31, 2009 and 2008.

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in thousands) | |
| Service fees on deposit accounts | $ 92 | $ 116 |
| Earnings on Bank-owned life insurance | 117 | (236) |
| Investment securities gains, net | 486 | (412) |
| Gain on sale of loans | 288 | 123 |
| Rental income | 290 | 311 |
| Other | 171 | 183 |
| Total | $ 1,444 | $ 85 |

The $1.4 million increase in non-interest income for the year ended December 31, 2009 as compared to last year was primarily due to gains on the sale of investment securities of $486,000 as compared to write-downs of $412,000 on investment securities from the prior period, specifically our investment in Freddie Mac Preferred Stock, an increase in earnings on BOLI of $117,000 as compared to a decrease in earnings on BOLI of $236,000 from the prior period, gains on the sale of loans to $288,000 as compared to $123,000 from the prior period, partially offset by reductions in service fees on deposit accounts, rental income and other income.

***Non-Interest Expense.*** The following table shows the components of non-interest expense.

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| | (Dollars in thousands) | |
| Compensation and employee benefits | $ 3,503 | $ 3,332 |
| Occupancy and equipment | 1,013 | 1,072 |
| Federal deposit insurance premiums | 409 | 121 |
| Data processing expense | 269 | 271 |
| Professional fees | 331 | 315 |
| Other | 1,034 | 990 |
| Total non-interest expense | $ 6,559 | $ 6,101 |
| Efficiency ratio | 91.72% | 104.43% |

Total non-interest expense increased $458,000, or 7.5%, to $6.6 million for the year ended December 31, 2009 from the prior year. The increases in non-interest expenses for the year ended December 31, 2009 as compared to the prior year period were primarily the result of higher compensation and employee benefits including the costs related to the hiring of more experienced branch management staff, experienced lending staff, and costs associated with annual merit increases, higher federal deposit insurance premiums related to special assessments imposed by the FDIC, partially offset by lower occupancy and equipment expenses.

***Income Tax Expense.*** Income tax expense of $8,000 was recorded for the year ended December 31, 2009 compared to a $98,000 benefit in 2008 reflecting the reporting of a $331,000 profit. Our effective tax rates for 2009 and 2008 were positive 2.5% and negative 28.5%, respectively.

**Risk Management**

***Overview.*** Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we encounter are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

***Credit Risk Management.*** Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Our strategy also emphasizes the origination of one- to four-family mortgage loans, which typically have lower default rates than other types of loans and are secured by collateral that generally tends to appreciate in value.

When a borrower fails to make a required loan payment, we take a number of steps to attempt to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a past due notice is generated and sent to the borrower and phone calls are made. If payment is not then received by the 30 th day of delinquency, a further notification is sent to the borrower. If payment is not received by the 60th day of delinquency, a further notification is sent to the borrowers giving notice of possible foreclosure actions. If no successful workout can be achieved by the 90th day of delinquency, we will commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 90 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the board of directors monthly regarding the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

***Analysis of Non-Performing and Classified Assets.*** We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed assets until it is sold. When property is acquired, it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | | | |
| Nonaccrual loans: | | | | | |
| Real estate loans: | | | | | |
| One-to-four family | $1,169 | $ 705 | $ 179 | $ 181 | $ 234 |
| Multi-family and commercial real estate | – | – | – | – | – |
| Home equity loans and lines of credit | 1,532 | – | – | – | 12 |
| Consumer | 41 | 24 | 37 | 93 | 38 |
| Total | 2,742 | 729 | 216 | 274 | 284 |
| Real estate owned | – | – | – | – | 428 |
| Other nonperforming assets | – | – | – | – | – |
| Total nonperforming assets | $2,742 | $ 729 | $ 216 | $ 274 | $ 712 |
| Total nonperforming loans to total loans | 1.81% | 0.44% | 0.16% | 0.24% | 0.29% |
| Total nonperforming loans to total assets | 1.26% | 0.33% | 0.11% | 0.13% | 0.16% |
| Total nonperforming assets and troubled debt restructurings to total assets | 1.26% | 0.33% | 0.11% | 0.13% | 0.41% |

Interest income that would have been recorded for the years ended December 31, 2009, 2008 and 2007 was $86,000, $28,000 and $0 had nonaccruing loans been current according to their original terms.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as special mention, substandard or doubtful we establish a specific allowance for loan losses. If we classify an asset as loss, we allocate an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

| | At December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| | (Dollars in thousands) | | |
| Special mention assets | $ 2,933 | $ – | $ – |
| Substandard assets | 2,742 | 729 | 216 |
| Doubtful assets | – | – | – |
| Loss assets | – | – | – |
| Total classified assets | $ 5,675 | $ 729 | $ 216 |

Other than disclosed in the above tables, there are no other loans at December 31, 2009 that management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

***Delinquencies***. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | 2007 | |
| | 30-59 Days Past Due | 60-89 Days Past Due | 30-59 Days Past Due | 60-89 Days Past Due | 30-59 Days Past Due | 60-89 Days Past Due |
| | (Dollars in thousands) | | | | | |
| Real estate loans: | | | | | | |
| One-to-four family | $ 348 | $ 31 | $ 164 | $ – | $ 77 | $ – |
| Multi-family and commercial real estate | – | – | – | – | – | – |
| Home equity loans and lines of credit | – | – | – | – | – | – |
| Consumer | 75 | 7 | 59 | 4 | 35 | 22 |
| Total | $ 423 | $ 38 | $ 223 | $ 4 | $ 112 | $ 22 |

***Analysis and Determination of the Allowance for Loan Losses.*** The allowance for loan losses is a valuation allowance for probable incurred credit losses in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a specific allowance on identified problem loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

*Specific Allowance Required for Identified Problem Loans.* We establish an allowance on certain identified problem loans where the loan balance exceeds the fair market value, when collection of the full amount outstanding becomes improbable and when an accurate estimate of the loss can be documented.

*General Valuation Allowance on the Remainder of the Loan Portfolio.* We establish a general allowance for loans that are not delinquent to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segregating the loans by loan category and assigning percentages to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include changes in existing general economic and business conditions affecting our primary lending areas and the national economy, staff lending experience, recent loss experience in particular segments of the portfolio, specific reserve and classified asset trends, delinquency trends and risk rating trends. The applied loss factors are reevaluated periodically to ensure their relevance in the current economic environment.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectability. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our allocating a portion of the allowance to the loan that was impaired.

The Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses. The Office of Thrift Supervision may require us to make additional provisions for loan losses based on judgments different from ours.

At December 31, 2009, our allowance for loan losses represented 0.74% of total gross loans and 40.66% of nonperforming loans. At December 31, 2008, our allowance for loans losses represented 0.52% of total gross loans and 117.70% of nonperforming loans. The allowance for loans losses increased by $257,000 to $1.1 million at December 31, 2009 from $858,000 at December 31, 2008 as we recorded a provision for loan losses of $252,000 and recoveries of $5,000.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

| | At December 31, | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2009 | | | 2008 | | | 2007 | | | 2006 | | | 2005 | | |
| | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans | Amount | % of Allowance to Total Allowance | % of Loans in Category to Total Loans |
| | (Dollars in thousands) | | | | | | | | | | | | | | |
| Real estate loans: | | | | | | | | | | | | | | | |
| One-to-four family | $ 516 | 46.00% | 87.00% | $501 | 58.00% | 88.00% | $443 | 60.00% | 87.00% | $314 | 45.00% | 89.00% | $373 | 57.00% | 91.00% |
| Multi-family and commercial real estate | 283 | 25.00 | 7.00 | 316 | 37.00 | 7.00 | 250 | 34.00 | 7.00 | 344 | 50.00 | 5.00 | 252 | 39.00 | 4.00 |
| Home equity loans and lines of credit | 299 | 27.00 | 4.00 | 28 | 3.00 | 3.00 | 27 | 4.00 | 4.00 | 26 | 4.00 | 5.00 | 13 | 2.00 | 2.00 |
| Consumer | 17 | 2.00 | 2.00 | 13 | 2.00 | 2.00 | 11 | 2.00 | 2.00 | 11 | 1.00 | 1.00 | 13 | 2.00 | 3.00 |
| Total allowance for loan losses | $1,115 | 100.00% | 100.00% | $858 | 100.00% | 100.00% | $731 | 100.00% | 100.00% | $695 | 100.00% | 100.00% | $651 | 100.00% | 100.00% |

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

***Analysis of Loan Loss Experience.*** The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (Dollars in thousands) | | | | |
| Allowance at beginning of period | $ 858 | $ 731 | $ 695 | $ 651 | $ 692 |
| Provision for loan losses | 252 | 85 | 31 | 58 | - |
| Charge-offs: | | | | | |
| One-to-four family | – | – | – | (19) | (66) |
| Multi-family and commercial real estate | – | – | – | – | – |
| Home equity loans and lines of credit | – | – | – | – | – |
| Consumer | – | – | – | – | – |
| Total | – | – | – | (19) | (66) |
| Recoveries: | | | | | |
| One-to-four family | 5 | 42 | 5 | 5 | 25 |
| Multi-family and commercial real estate | – | – | – | – | – |
| Home equity loans and lines of credit | – | – | – | – | – |
| Consumer | – | – | – | – | – |
| Total | 5 | 42 | 5 | 5 | 25 |
| Net recoveries (charge-offs) | 5 | 42 | 5 | (14) | (41) |
| Allowance at end of period | $ 1,115 | $ 858 | $ 731 | $ 695 | $ 651 |
| Allowance to nonperforming loans | 41% | 118% | 338% | 254% | 230% |
| Allowance to total loans outstanding at the end of period | 0.74% | 0.52% | 0.53% | 0.62% | 0.67% |
| Net charge-offs (recoveries) to average loans outstanding during the period | (0.01)% | (0.01)% | (0.01)% | 0.01% | 0.04% |

***Interest Rate Risk Management.*** We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes: adjusting the maturities of borrowings; adjusting the investment portfolio mix and duration; and periodically selling fixed-rate mortgage loans and available-for-sale securities. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, which includes members of management and the board of directors, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 and 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 200 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios.

The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2009, that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

| Basis Point ("bp") Change in Rates | Estimated Net Portfolio Value | | | Net Portfolio Value as % of Portfolio Value of Assets | |
|---|---|---|---|---|---|
| | $ Amount | $ Change | % Change | NPV Ratio | Change (bp) |
| | (Dollars in thousands) | | | | |
| 300 | $13,532 | $(15,673) | (54.00)% | 6.47 % | (622)% |
| 200 | 19,315 | (9,890) | (34.00) | 8.92 | (377) |
| 100 | 24,821 | (4,384) | (15.00) | 11.09 | (160) |
| 0 | 29,205 | – | – | 12.69 | – |
| (100) | 31,508 | 2,303 | 8.00 | 13.45 | 76 |
| (200) | – | – | – | – | – |

The Office of Thrift Supervision use various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future loan repayment activity.

***Liquidity Management.*** Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of securities and borrowings from the FHLB of Pittsburgh. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2009, cash and cash equivalents totaled $8.4 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $30.6 million at December 31, 2009. In addition, at December 31, 2009, we had the ability to borrow a total of approximately $100.3 million from the FHLB of Pittsburgh. On December 31, 2009, we had $26.5

million of borrowings outstanding. Future growth of our loan portfolio resulting from our expansion efforts may require us to borrow additional funds.

At December 31, 2009, we had $1.4 in mortgage loan commitments outstanding and $663,000 in unused lines of credit. Time deposits due within one year of December 31, 2009 totaled $38.6 million, or 45.1% of time deposits. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other time deposits and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the time deposits due on or before December 31, 2010. We believe, however, based on past experience that a significant portion of our time deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and FHLB advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competition and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

***Capital Management.*** We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2009, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See " *Regulation and Supervision— Federal Savings Associations Regulation—Capital Requirements* " and note 13 of the notes to the consolidated financial statements.

We also manage our capital for maximum shareholder benefit. The capital from the offering significantly increased our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations are expected to be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net income. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. We may use capital management tools such as cash dividends and common share repurchases. However, under OTS regulations, we are not allowed to repurchase any shares during the first year following our offering, except to fund the restricted stock awards under the equity incentive plan, unless extraordinary circumstances exist and we receive regulatory approval.

## Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments. A presentation of our outstanding loan commitments at December 31, 2009 and their effect on our liquidity is presented at note 11 of the notes to the consolidated financial statements and under *"—Risk Management—Liquidity Management."*

For the years ended December 31, 2009 and December 31, 2008, we did not engage in any off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

## Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report on Form 10-K have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable as the Company is a smaller reporting company.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item is included herein beginning on page F-1.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (2) is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that evaluation, no changes in the Company's internal control over financial reporting occurred during the quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting is incorporated herein by reference to the section captioned *"Management's Report on Internal Control Over Financial Reporting"* immediately preceding the Company's Consolidated Financial Statements beginning on page F-1 of this Annual Report on Form 10-K.

## ITEM 9B. OTHER INFORMATION

None.

## PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

**Board of Directors**

For information relating to the directors of the Company, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders is incorporated by reference.

**Executive Officers**

For information relating to the executive officers of the Company, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders is incorporated by reference.

**Section 16(a) Beneficial Ownership Reporting Compliance**

For information regarding compliance with Section 16(a) of the Exchange Act, the cover page to this Annual Report on Form 10-K and the section captioned *"Section 16(a) Beneficial Ownership Compliance"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference.

**Code of Ethics and Business Conduct**

The Company has adopted a Code of Ethics and Business Conduct. A copy of the Code of Ethics and Business Conduct is available, without charge, upon written request to Paul D. Rutkowski, Corporate Secretary, Polonia Bancorp, 3993 Huntingdon Pike, Suite 300, Huntingdon Valley, Pennsylvania 19006.

**Audit Committee of the Board of Directors**

For information regarding the audit committee and its composition and the audit committee financial expert, the section captioned *"Item 1 – Election of Directors"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders is incorporated by reference.

## ITEM 11. EXECUTIVE COMPENSATION

For information regarding executive compensation the section entitled *"Executive Compensation"* and *"Directors' Compensation"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders are incorporated by reference.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

***(a) Security Ownership of Certain Beneficial Owners***

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

***(b) Security Ownership of Management***

The information required by this item is incorporated herein by reference to the section captioned *"Stock Ownership"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders.

*(c)* ***Changes in Control***

Management of Polonia Bancorp knows of no arrangements, including any pledge by any person of securities of Polonia Bancorp, the operation of which may at a subsequent date result in a change in control of the registrant.

*(d)* ***Securities Authorized for Issuance under Equity Compensation Plans***

The Company has adopted the Polonia Bancorp 2007 Equity Incentive Plan, which was approved by stockholders in July 2007. The following table sets forth certain information with respect to the Company's equity compensation plan as of December 31, 2009.

| Plan Category | Number of securities to be issued upon the exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 153,903 | $ 9.40 | – |
| Equity compensation plans not approved by security holders | – | – | – |
| Total | 153,903 | $ 9.40 | – |

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

### Certain Relationships and Related Transactions

For information regarding certain relationships and related transactions, the section captioned *"Transactions with Related Persons"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders is incorporated by reference.

### Corporate Governance

For information regarding director independence, the section captioned *"Corporate Governance – Director Independence"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders is incorporated by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information regarding the principal accountant fees and expenses, the section captioned *"Proposal 2 – Ratification of Independent Registered Public Accounting Firm"* in the Company's Proxy Statement for the 2010 Annual Meeting of Stockholders is incorporated by reference.

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

| | |
|---|---|
| 3.1 | Charter of Polonia Bancorp (1) |
| 3.2 | Bylaws of Polonia Bancorp (4) |
| 4.0 | Stock Certificate of Polonia Bancorp (1) |
| 10.1 | Amended and Restated Polonia Bancorp Employment Agreement with Anthony J. Szuszczewicz (5) |
| 10.2 | Amended and Restated Polonia Bank Employment Agreement with Anthony J. Szuszczewicz (5) |
| 10.3 | Amended and Restated Polonia Bancorp Employment Agreement with Paul D. Rutkowski (5) |
| 10.4 | Amended and Restated Polonia Bank Employment Agreement with Paul D. Rutkowski (5) |
| 10.5 | Amended and Restated Polonia Bancorp Employment Agreement with Kenneth J. Maliszewski (5) |
| 10.6 | Amended and Restated Polonia Bank Employment Agreement with Kenneth J. Maliszewski (5) |
| 10.7 | Amended and Restated Polonia Bank Employee Severance Compensation Plan (5) |
| 10.8 | Amended and Restated Supplemental Executive Retirement Plan (5) |
| 10.9 | Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz (1) |
| 10.10 | Supplemental Executive Retirement Plan for Edward W. Lukiewski (1) |
| 10.11 | Non-Qualified Deferred Compensation Plan (1) |
| 10.12 | Supplemental Executive Retirement Plan for Paul D. Rutkowski (1) |
| 10.13 | Supplemental Executive Retirement Plan for Kenneth J. Maliszewski (1) |
| 10.14 | Split Dollar Life Insurance Agreement with Paul D. Rutkowski (2) |
| 10.15 | Split Dollar Life Insurance Agreement with Kenneth J. Maliszewski (2) |
| 10.16 | Polonia Bancorp 2007 Equity Incentive Plan (3) |
| 10.17 | Form of Amendment to the Supplemental Executive Retirement Plan Participation Agreement (5) |
| 10.18 | Amendment to the Supplemental Executive Retirement Plan for Anthony J. Szuszczewicz (5) |
| 10.19 | Amendment to Polonia Bank Non-Qualified Deferred Compensation Plan (5) |
| 21.0 | Subsidiaries of the Registrant |
| 23.1 | Consent of S.R. Snodgrass, A.C. |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer |
| 32.0 | Section 1350 Certification |

---

(1) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Registration Statement on Form SB-2, (File No. 333-135643) and any amendments thereto.

(2) Incorporated by reference into this document from the Exhibits filed with the Securities and Exchange Commission on the Current Report on Form 8-K, filed on January 25, 2007 (File No. 000-52267).

(3) Incorporated herein by reference to Appendix D in the definitive proxy statement filed with the SEC on June 12, 2007 (File No. 000-52267).

(4) Incorporated herein by reference to Exhibit 3.1 filed with the Securities and Exchange Commission on the Current Report on Form 8-K, filed on January 22, 2009 (File No. 000-52267).

(5) Incorporated herein by reference to the Exhibits on Form 10-K filed with the SEC on March 31, 2009 (File No. 000-52267).

## SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLONIA BANCORP

Date: March 31, 2010

By: /s/ Anthony J. Szuszczewicz
Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| /s/ Anthony J. Szuszczewicz<br>Anthony J. Szuszczewicz | Chairman, President and Chief Executive Officer (principal executive officer) | March 31, 2010 |
| /s/ Paul D. Rutkowski<br>Paul D. Rutkowski | Chief Financial Officer and Treasurer (principal accounting and financial officer) | March 31, 2010 |
| /s/ Dr. Eugene Andruczyk<br>Dr. Eugene Andruczyk | Director | March 31, 2010 |
| /s/ Frank J. Byrne<br>Frank J. Byrne | Director | March 31, 2010 |
| /s/ Edward W. Lukiewski<br>Edward W. Lukiewski | Director | March 31, 2010 |
| /s/ Timothy O' Shaughnessy<br>Timothy O' Shaughnessy | Director | March 31, 2010 |
| /s/ Robert J. Woltjen<br>Robert J. Woltjen | Director | March 31, 2010 |

(THIS PAGE LEFT INTENTIONALLY BLANK)

POLONIA BANCORP
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and of the preparation of our consolidated financial statements for external purposes in accordance with United States generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of its internal control over financial reporting as of December 31, 2009, using the criteria established in *Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission* ("COSO"). Based on this assessment, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on the criteria.

This annual report does not include an attestation report of the Company's Independent Registered Public Accounting Firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's Independent Registered Public Accounting Firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.


SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Polonia Bancorp

We have audited the consolidated balance sheets of Polonia Bancorp and subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polonia Bancorp and subsidiary as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of Polonia Bancorp's internal control over financial reporting as of December 31, 2009, included in the accompanying "Management's Report on Internal Control" and, accordingly, we do not express an opinion thereon.

S.R. Snodgrass, A.C.

Wexford, PA
March 31, 2010

S.R. Snodgrass, A.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

POLONIA BANCORP
CONSOLIDATED BALANCE SHEET

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| ASSETS | | |
| Cash and due from banks | $ 2,454,959 | $ 1,938,465 |
| Interest-bearing deposits with other institutions | 5,971,571 | 2,732,477 |
| Cash and cash equivalents | 8,426,530 | 4,670,942 |
| Investment securities available for sale | 30,601,587 | 37,788,887 |
| Investment securities held to maturity (fair value $13,640,975) | 13,780,267 | - |
| Loans receivable (net of allowance for loan losses of $1,115,141 and $857,702) | 150,177,130 | 163,758,907 |
| Accrued interest receivable | 930,336 | 881,954 |
| Federal Home Loan Bank stock | 2,279,200 | 2,279,200 |
| Premises and equipment, net | 4,760,680 | 4,970,314 |
| Bank-owned life insurance | 4,053,225 | 3,936,358 |
| Other assets | 3,061,704 | 1,949,641 |
| TOTAL ASSETS | $ 218,070,659 | $ 220,236,203 |
| LIABILITIES | | |
| Deposits | $ 164,207,245 | $ 164,586,405 |
| FHLB advances - short-term | - | 4,000,000 |
| FHLB advances - long-term | 26,473,524 | 24,553,349 |
| Advances by borrowers for taxes and insurance | 1,280,863 | 1,413,396 |
| Accrued interest payable | 63,647 | 63,867 |
| Other liabilities | 2,200,421 | 2,015,505 |
| TOTAL LIABILITIES | 194,225,700 | 196,632,522 |
| Commitments and contingencies (Note 11) | - | - |
| STOCKHOLDERS' EQUITY | | |
| Preferred stock ($.01 par value; 1,000,000 shares authorized; none issued or outstanding) | - | - |
| Common stock ($.01 par value; 14,000,000 shares authorized; 3,306,250 shares issued) | 33,063 | 33,063 |
| Additional paid-in-capital | 13,694,394 | 13,515,680 |
| Retained earnings | 11,837,420 | 11,506,078 |
| Unallocated shares held by Emploee Stock Ownership Plan "ESOP" (103,684 and 112,324 shares) | (1,036,840) | (1,123,243) |
| Treasury stock (147,172 and 115,190 shares) | (1,251,735) | (983,145) |
| Accumulated other comprehensive income | 568,657 | 655,248 |
| TOTAL STOCKHOLDERS' EQUITY | 23,844,959 | 23,603,681 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 218,070,659 | $ 220,236,203 |

See accompanying notes to the consolidated financial statements.

POLONIA BANCORP
CONSOLIDATED STATEMENT OF INCOME

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 |
|---|---|---|
| INTEREST AND DIVIDEND INCOME | | |
| Loans receivable | $ 8,772,106 | $ 8,908,312 |
| Investment securities | 1,926,637 | 2,013,748 |
| Interest-bearing deposits and other dividends | 8,751 | 147,139 |
| Total interest and dividend income | 10,707,494 | 11,069,199 |
| INTEREST EXPENSE | | |
| Deposits | 4,209,076 | 4,680,041 |
| FHLB advances - short-term | 396 | 51,290 |
| FHLB advances - long-term | 763,705 | 555,512 |
| Advances by borrowers for taxes and insurance | 27,057 | 25,130 |
| Total interest expense | 5,000,234 | 5,311,973 |
| NET INTEREST INCOME BEFORE PROVISION FOR LOAN LOSSES | 5,707,260 | 5,757,226 |
| Provision for loan losses | 252,489 | 84,992 |
| NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES | 5,454,771 | 5,672,234 |
| NONINTEREST INCOME | | |
| Service fees on deposit accounts | 92,211 | 115,551 |
| Earnings on bank-owned life insurance | 116,867 | (236,418) |
| Investment securities gains (losses), net | 485,886 | (411,500) |
| Gain on sale of loans | 287,641 | 122,658 |
| Rental income | 290,173 | 311,002 |
| Other | 171,117 | 183,153 |
| Total noninterest income | 1,443,895 | 84,446 |
| NONINTEREST EXPENSE | | |
| Compensation and employee benefits | 3,503,238 | 3,331,853 |
| Occupancy and equipment | 1,012,502 | 1,072,173 |
| Federal deposit insurance premiums | 408,643 | 121,132 |
| Data processing expense | 269,026 | 271,197 |
| Professional fees | 331,296 | 314,855 |
| Other | 1,034,195 | 989,820 |
| Total noninterest expense | 6,558,900 | 6,101,030 |
| Income (loss) before income tax expense (benefit) | 339,766 | (344,350) |
| Income tax expense (benefit) | 8,424 | (98,198) |
| NET INCOME (LOSS) | $ 331,342 | $ (246,152) |
| EARNINGS PER SHARE, BASIC AND DILUTED | $ 0.11 | $ (0.08) |
| Weighted-average common shares outstanding, basic and diluted | 3,015,800 | 3,084,037 |

See accompanying notes to the consolidated financial statements.

POLONIA BANCORP

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Unallocated ESOP Shares | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total | Comprehensive Income (Loss) |
|---|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2007 | 3,306,250 | $ 33,063 | $ 13,275,264 | $ 11,752,230 | $ (1,209,647) | $ - | $ 142,835 | $ 23,993,745 | |
| Net loss | | | | (246,152) | | | | (246,152) | $ (246,152) |
| Other comprehensive income: | | | | | | | | | |
| Unrealized gain on available-for-sale securities, net of reclassification adjustment, net of taxes of $263,970 | | | | | | | 512,413 | 512,413 | 512,413 |
| Comprehensive income | | | | | | | | | $ 266,261 |
| Purchase of treasury stock (115,190 shares) | | | | | | (983,145) | | (983,145) | |
| Stock options compensation expense | | | 111,593 | | | | | 111,593 | |
| Allocation of unearned ESOP shares | | | (15,335) | | 86,404 | | | 71,069 | |
| Allocation of unearned restricted stock | | | 144,158 | | | | | 144,158 | |
| Balance, December 31, 2008 | 3,306,250 | 33,063 | 13,515,680 | 11,506,078 | (1,123,243) | (983,145) | 655,248 | 23,603,681 | |
| Net income | | | | 331,342 | | | | 331,342 | $ 331,342 |
| Other comprehensive income: | | | | | | | | | |
| Unrealized loss on available-for-sale securities, net of reclassification adjustment, net of tax benefit of $44,607 | | | | | | | (86,591) | (86,591) | (86,591) |
| Comprehensive income | | | | | | | | | $ 244,751 |
| Purchase of treasury stock (31,982 shares) | | | | | | (268,590) | | (268,590) | |
| Stock options compensation expense | | | 89,593 | | | | | 89,593 | |
| Allocation of unearned ESOP shares | | | (26,612) | | 86,403 | | | 59,791 | |
| Allocation of unearned restricted stock | | | 115,733 | | | | | 115,733 | |
| Balance, December 31, 2009 | 3,306,250 | $ 33,063 | $ 13,694,394 | $ 11,837,420 | $ (1,036,840) | $ (1,251,735) | $ 568,657 | $ 23,844,959 | |

| Components of other comprehensive income (loss): | 2009 | 2008 |
|---|---|---|
| Changes in net unrealized gain on investment securities available for sale | $ 234,094 | $ 240,823 |
| Realized gains (losses) included in net income (loss), net of tax benefit of $165,201 and $139,910 | (320,685) | 271,590 |
| Total | $ (86,591) | $ 512,413 |

See accompanying notes to the unaudited consolidated financial statements.

POLONIA BANCORP
CONSOLIDATED STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2009 | 2008 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net loss | $ 331,342 | $ (246,152) |
| Adjustments to reconcile net loss to net cash provided by (used for) operating activities: | | |
| Provision for loan losses | 252,489 | 84,992 |
| Depreciation, amortization, and accretion | 256,772 | 349,537 |
| Increase in prepaid federal deposit insurance premium | (1,019,486) | - |
| Investment securities losses (gains), net | (485,886) | 411,500 |
| Proceeds from sale of loans | 24,872,007 | 5,837,574 |
| Net gain on sale of loans | (287,641) | (122,658) |
| Loans originated for sale | (24,584,366) | (5,714,916) |
| Earnings on bank-owned life insurance | (116,867) | 236,418 |
| Deferred federal income taxes | (137,322) | (211,032) |
| Increase in accrued interest receivable | (48,382) | (33,024) |
| Increase (decrease) in accrued interest payable | (220) | 54,363 |
| Compensation expense for stock options, ESOP, and restricted stock | 265,117 | 326,820 |
| Other, net | 278,295 | 76,083 |
| Net cash provided by (used for) operating activities | (424,148) | 1,049,505 |
| INVESTING ACTIVITIES | | |
| Investment securities available for sale: | | |
| Proceeds from sales | 9,786,536 | - |
| Proceeds from principal repayments and maturities | 13,863,947 | 16,972,041 |
| Purchases | (29,924,517) | (8,528,764) |
| Decrease (increase) in loans receivable, net | 17,380,558 | (23,564,121) |
| Loans purchased | (3,979,689) | (2,966,157) |
| Purchase of Federal Home Loan Bank stock | - | (2,092,700) |
| Redemptions of Federal Home Loan Bank stock | - | 1,084,300 |
| Purchase of premises and equipment | (86,991) | (191,943) |
| Proceeds from the sale of premises and equipment | - | 52,332 |
| Net cash provided by (used for) investing activities | 7,039,844 | (19,235,012) |
| FINANCING ACTIVITIES | | |
| Increase (decrease) in deposits, net | (379,160) | 1,369,742 |
| Net decrease in FHLB advances - short-term | (4,000,000) | (2,000,000) |
| Repayment of FHLB advances - long-term | (1,079,825) | (1,311,021) |
| Proceeds of FHLB advances - long-term | 3,000,000 | 21,766,000 |
| Purchase of treasury stock | (268,590) | (983,145) |
| Increase (decrease) in advances by borrowers for taxes and insurance, net | (132,533) | 189,148 |
| Net cash provided by (used for) financing activities | (2,860,108) | 19,030,724 |
| Increase in cash and cash equivalents | 3,755,588 | 845,217 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | 4,670,942 | 3,825,725 |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ 8,426,530 | $ 4,670,942 |
| SUPPLEMENTAL CASH FLOW DISCLOSURES | | |
| Cash paid: | | |
| Interest | $ 5,000,454 | $ 5,257,610 |
| Income taxes | 93,569 | - |

See accompanying notes to the consolidated financial statements.

## POLONIA BANCORP
## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting and reporting policies applied in the presentation of the accompanying consolidated financial statements follows:

**Nature of Operations and Basis of Presentation**

Polonia Bancorp (the "Company") was organized as a federally chartered corporation at the direction of Polonia Bank (the "Bank") to become the mid-tier stock holding company for the Bank upon the completion of its reorganization into the mutual holding company form of organization. Pursuant to the Plan of Reorganization, the Bank converted to stock form with all of its stock owned by the Company.

The Bank was incorporated under Pennsylvania law in 1923. The Bank is a federally chartered savings bank located in Huntingdon Valley, Pennsylvania, whose principal sources of revenue emanate from its investment securities portfolio and its portfolio of residential real estate, commercial real estate, and consumer loans, as well as a variety of deposit services offered to its customers through five offices located in the Greater Philadelphia area. The Bank is subject to regulation by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation. Community Abstract Agency, LLC ("CAA") provides title insurance on loans secured by real estate.

The consolidated financial statements include the accounts of the Bank and the Bank's wholly owned subsidiaries, Polonia Bank Mutual Holding Company ("PBMHC"), a Delaware investment company, and CAA. All intercompany transactions have been eliminated in consolidation. The investment in subsidiaries on the parent Company's financial statements is carried at the parent Company's equity in the underlying net assets.

**Use of Estimates in the Preparation of Financial Statements**

The accounting principles followed by the Company and the subsidiaries and the methods of applying these principles conform to U.S. generally accepted accounting principles and to general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the Consolidated Balance Sheet date and related revenues and expenses for the period. Actual results could differ significantly from those estimates.

**Investment Securities**

Investment securities are classified at the time of purchase, based on management's intention and ability, as securities held to maturity or securities available for sale. Debt securities acquired with the intent and ability to hold to maturity are stated at cost, adjusted for amortization of premium and accretion of discount, which are computed using the interest method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method for debt securities and the average cost method for marketable equity securities. Interest and dividends on investment securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank of Pittsburgh ("FHLB") represents ownership in an institution that is wholly owned by other financial institutions. This equity security is accounted for at cost and classified separately on the Consolidated Balance Sheet.

**Investment Securities (Continued)**

Securities are periodically reviewed for other-than-temporary impairment based upon a number of factors, including, but not limited to, the length of time and extent to which the market value has been less than cost, the financial condition of the underlying issuer, the ability of the issuer to meet contractual obligations, the likelihood of the security's ability to recover any decline in its market value, and whether or not the Company intends to sell the security or whether its more likely than not that the Company would be required to sell the security before its anticipated recovery in market value. A decline in value that is considered to be other than temporary is recorded as a loss within non-interest income in the Consolidated Statement of Income.

**Loans Receivable**

Loans are stated at the principal amount outstanding less the allowance for loan losses and net of deferred loan origination fees and costs. Interest on loans is recognized as income when earned on the accrual method.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is generally discontinued when it is determined that a reasonable doubt exists as to the collectibility of principal, interest, or both. Loans are returned to accrual status when past due interest is collected and the collection of principal is probable.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans using the interest method.

**Allowance for Loan Losses**

The allowance for loan losses is maintained at a level by management which represents the evaluation of known and inherent risks in the loan portfolio at the consolidated balance sheet date. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance is established through a provision which is charged to operations. Management's evaluation takes into consideration the risks inherent in the loan portfolio, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. The estimates used in determining the adequacy of the allowance, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to significant changes in the near term.

A commercial real estate loan is considered impaired when it is probable the borrower will not repay the loan according to the original contractual terms of the loan agreement. Management has determined that first mortgage loans on one-to-four family properties and all consumer loans represent large groups of smaller-balance homogeneous loans that are to be collectively evaluated. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. A loan is not impaired during a period of delay in payment if the Company expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. All loans identified as impaired are evaluated independently by management. The Company estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Impaired loans, or portions thereof, are charged off when it is determined that a realized loss has occurred. Until such time, an allowance is maintained for estimated losses. Cash receipts on impaired loans are applied first to accrued interest receivable unless otherwise required by the loan terms, except when an impaired loan is also a nonaccrual loan, in which case the portion of the receipts related to interest is recognized as income.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Allowance for Loan Losses (Continued)

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all of the circumstances surrounding the loan and the borrower including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

### Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the useful lives of the related assets, which range from 3 to 20 years for furniture, fixtures, and equipment and 40 years for building premises. Expenditures for maintenance and repairs are charged to operations as incurred. Costs of major additions and improvements are capitalized.

### Bank-Owned Life Insurance

The Company owns insurance on the lives of a certain group of key employees. The policies were purchased to help offset the increase in the costs of various fringe benefit plans including healthcare. The cash surrender value of these policies is included as an asset on the Consolidated Balance Sheet, and any increases in the cash surrender value are recorded as noninterest income on the consolidated statements of income. In the event of the death of an insured individual under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

### Real Estate Owned

Real estate owned is carried at the lower of cost or fair value minus estimated costs to sell. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds fair value minus estimated costs to sell. Operating expenses of such properties, net of related income, are expensed in the period incurred.

### Federal Income Taxes

The Company and subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are reflected based on the differences between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expense and benefit are based on the changes in the deferred tax assets or liabilities from period to period.

### Cash and Cash Equivalents

The Company has defined cash and cash equivalents as cash and due from banks and interest-bearing deposits with other institutions that have original maturities of less than 90 days.

### Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio. The Company has elected to report the effects of other comprehensive income as part of the Consolidated Statement of Changes in Stockholders' Equity.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Stock Options**

The Company accounts for stock options based on the grant-date fair value of all share-based payment awards that are expected to vest, including employee share options, to be recognized as expense over the requisite service period. During the years ended December 31, 2009 and 2008, the Bank recorded $89,593 and $111,593, respectively, in expense related to share-based awards. As of December 31, 2009, there was approximately $238,836 of unrecognized cost related to unvested share-based awards granted. That cost is expected to be recognized over the next three years.

The fair value of each option is amortized into expense on a straight-line basis between the grant date for the option and each vesting date. The fair value of each stock option granted was estimated using the following weighted-average assumptions:

| Grant Year | Expected Dividend Yield | Risk-Free Interest Rate | Expected Volatility | Expected Life (in years) |
|---|---|---|---|---|
| 2007 | - | 4.6% | 10.3% | 7.75 |

**Recent Accounting Pronouncements**

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-01, Topic 105 - *Generally Accepted Accounting Principles*, FASB Accounting Standards Codification™ and the *Hierarchy of Generally Accepted Accounting Principles.* The Codification is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Company adopted this standard for the interim reporting period ending September 30, 2009.

In April 2009, the FASB issued new guidance impacting ASC Topic 820, *Fair Value Measurements and Disclosures*. This ASC provides additional guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The adoption of this new guidance did not have a material effect on the Company's results of operations or financial position.

In September 2006, the FASB issued an accounting standard related to fair value measurements, which was effective for the Company on January 1, 2008. This standard defined fair value, established a framework for measuring fair value, and expanded disclosure requirements about fair value measurements. On January 1, 2008, the provisions of this accounting standard became effective for the Company's financial assets and financial liabilities and on January 1, 2009 for nonfinancial assets and nonfinancial liabilities. This accounting standard was subsequently codified into ASC Topic 820, *Fair Value Measurements and Disclosures*. See Note 14 for the necessary disclosures.

In August 2009, the FASB issued ASU No. 2009-05, *Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value*. This ASU provides amendments for fair value measurements of liabilities. It provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### Recent Accounting Pronouncements (Continued)

ASU 2009-05 also clarifies that when estimating a fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance or the fourth quarter 2009. The Company has presented the necessary disclosures in Note 14 herein.

In April 2009, the FASB issued new guidance impacting ASC 825-10-50, *Financial Instruments*, which relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet of companies at fair value. This guidance amended existing GAAP to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This guidance is effective for interim and annual periods ending after June 15, 2009. The Company has presented the necessary disclosures in Note 14 herein.

In April 2009, the FASB issued new guidance impacting ASC 320-10, *Investments – Debt and Equity Securities*, which provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. This guidance is effective for interim and annual periods ending after June 15, 2009. The adoption of this new guidance did not have a material impact on the Company's financial position or results of operations.

In June 2009, the FASB issued an accounting standard related to the accounting for transfers of financial assets, which is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. This standard enhances reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. This standard eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. This standard also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This accounting standard was subsequently codified into ASC Topic 860, *Transfers and Servicing*. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2007, the FASB issued an accounting standard related to noncontrolling interests in consolidated financial statements, which is effective for fiscal years beginning on or after December 15, 2008. This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This accounting standard was subsequently codified into ASC 810-10, *Consolidation*. The adoption of this standard did not have a material effect on the Company's financial statements.

On April 1, 2009, the FASB issued new authoritative accounting guidance under ASC Topic 805, *Business Combinations*, which became effective for periods beginning after December 15, 2008. ASC Topic 805 applies to all transactions and other events in which one entity obtains control over one or more other businesses. ASC Topic 805 requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any non-controlling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under previous accounting guidance whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. ASC

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

**Recent Accounting Pronouncements (Continued)**

Topic 805 requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under prior accounting guidance. Assets acquired and liabilities assumed in a business combination that arise from contingencies are to be recognized at fair value if fair value can be reasonably estimated. If fair value of such an asset or liability cannot be reasonably estimated, the asset or liability would generally be recognized in accordance with ASC Topic 450, *Contingencies*. Under ASC Topic 805, the requirements of ASC Topic 420, *Exit or Disposal Cost Obligations*, would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a non-contractual contingency that is not likely to materialize, in which case,nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of ASC Topic 450, *Contingencies*. The adoption of this new guidance did not have a material impact on the Company's financial position or results of operations.

In June 2009, the FASB issued new authoritative accounting guidance under ASC Topic 810, *Consolidation*, which amends prior guidance to change how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new authoritative accounting guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. The new authoritative accounting guidance under ASC Topic 810 will be effective January 1, 2010, and is not expected to have a significant impact on the Company's financial statements.

On December 30, 2008, the FASB issued new authoritative accounting guidance under ASC Topic 715, *Compensation—Retirement Benefits*, which provides guidance related to an employer's disclosures about plan assets of defined benefit pension or other post-retirement benefit plans. Under ASC Topic 715, disclosures should provide users of financial statements with an understanding of how investment allocation decisions are made, the factors that are pertinent to an understanding of investment policies and strategies, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets. This guidance is effective fiscal year ending after December 15, 2009. The new authoritative accounting guidance under ASC Topic 715 became effective for the Company's financial statements for the year ended December 31, 2009, and the required disclosures are reported in Note 12.

**Reclassification of Comparative Amounts**

Certain items previously reported have been reclassified to conform to the current year's reporting format. Such reclassifications did not affect net income or stockholders' equity.

## 2. EARNINGS PER SHARE

There are no convertible securities which would affect the numerator in calculating basic and diluted earnings per share; therefore, net income (loss) as presented on the Consolidated Statement of Income will be used as the numerator.

The following table sets forth the composition of the weighted-average common shares (denominator) used in the basic and diluted earnings per share computation.

| | 2009 | 2008 |
|---|---|---|
| Weighted-average common shares outstanding | 3,306,250 | 3,306,250 |
| Average unearned nonvested shares | (38,482) | (51,946) |
| Average unallocated shares held by ESOP | (107,650) | (116,299) |
| Average treasury stock shares | (144,318) | (53,968) |
| Weighted-average common shares and common stock equivalents used to calculate basic earnings per share | 3,015,800 | 3,084,037 |

Options to purchase 153,903 and 162,003 shares of common stock as of December 31, 2009 and 2008, as well as 32,832 and 45,198 shares of restricted stock as of December 31, 2009 and 2008, respectively, were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive.

## 3. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities available for sale and held to maturity are summarized as follows:

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| Available for Sale | | | | |
| Mortgage-backed securities: | | | | |
| Fannie Mae | $ 13,162,586 | $ 557,138 | $ - | $ 13,719,724 |
| Freddie Mac | 2,763,475 | 142,253 | - | 2,905,728 |
| Government National Mortgage Association securities | 1,339,327 | 107,672 | - | 1,446,999 |
| Other | 85,639 | 4,873 | (3,558) | 86,954 |
| Total mortgage-backed securities | 17,351,027 | 811,936 | (3,558) | 18,159,405 |
| Corporate securities | 12,370,458 | 156,124 | (101,900) | 12,424,682 |
| Total debt securities | 29,721,485 | 968,060 | (105,458) | 30,584,087 |
| Equity securities | 18,500 | - | (1,000) | 17,500 |
| Total | $ 29,739,985 | $ 968,060 | $ (106,458) | $ 30,601,587 |
| Held to Maturity | | | | |
| Fannie Mae mortgage-backed securities | $ 13,780,267 | $ - | $ (139,292) | $ 13,640,975 |

## 3. INVESTMENT SECURITIES (Continued)

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| **Available for Sale** | | | | |
| Mortgage-backed securities: | | | | |
| Fannie Mae | $ 23,870,316 | $ 766,189 | $ (8,608) | $ 24,627,897 |
| Freddie Mac | 6,835,338 | 164,728 | (549) | 6,999,517 |
| Government National Mortgage Association securities | 1,627,489 | 60,819 | - | 1,688,308 |
| Other | 98,069 | 19 | (4,359) | 93,729 |
| Total mortgage-backed securities | 32,431,212 | 991,755 | (13,516) | 33,409,451 |
| Corporate securities | 4,346,375 | 28,231 | (620) | 4,373,986 |
| Total debt securities | 36,777,587 | 1,019,986 | (14,136) | 37,783,437 |
| Equity securities | 18,500 | - | (13,050) | 5,450 |
| Total | $ 36,796,087 | $ 1,019,986 | $ (27,186) | $ 37,788,887 |

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position.

| | December 31, 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than Twelve Months | | Twelve Months or Greater | | Total | |
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| Mortgage-backed securities: | | | | | | |
| Fannie Mae | $ 13,640,975 | $ (139,292) | $ - | $ - | $ 13,640,975 | $ (139,292) |
| Other | - | - | 7,790 | (3,558) | 7,790 | (3,558) |
| Total mortgage-backed securities | 13,640,975 | (139,292) | 7,790 | (3,558) | 13,648,765 | (142,850) |
| Corporate Securities | 5,898,100 | (101,900) | - | - | 5,898,100 | (101,900) |
| Equity securities | 17,500 | (1,000) | - | - | 17,500 | (1,000) |
| Total | $ 19,556,575 | $ (242,192) | $ 7,790 | $ (3,558) | $ 19,564,365 | $ (245,750) |

| | December 31, 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Less Than Twelve Months | | Twelve Months or Greater | | Total | |
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| Mortgage-backed securities: | | | | | | |
| Fannie Mae | $ 629,367 | $ (8,608) | $ - | $ - | $ 629,367 | $ (8,608) |
| Freddie Mac | 116,064 | (549) | - | - | 116,064 | (549) |
| Other | - | - | 9,312 | (4,359) | 9,312 | (4,359) |
| Total mortgage-backed securities | 745,431 | (9,157) | 9,312 | (4,359) | 754,743 | (13,516) |
| Corporate Securities | 1,999,380 | (620) | - | - | 1,999,380 | (620) |
| Equity securities | 5,450 | (13,050) | - | - | 5,450 | (13,050) |
| Total | $ 2,750,261 | $ (22,827) | $ 9,312 | $ (4,359) | $ 2,759,573 | $ (27,186) |

## 3. INVESTMENT SECURITIES (Continued)

The Company reviews its position quarterly and has asserted that at December 31, 2009, the declines outlined in the above table represent temporary declines and the Company does not intend to sell and does not believe they will be required to sell these securities before recovery of their cost basis, which may be at maturity. There were seven and five positions that were temporarily impaired at December 31, 2009 and December 31, 2008, respectively. The Company has concluded that the unrealized losses disclosed above are not other than temporary but are the result of interest rate changes, sector credit ratings changes, or Company-specific ratings changes that are not expected to result in the non-collection of principal and interest during the period. The Company has identified certain investment securities for which it has determined the unrealized losses to be other than temporary. The Company recorded an other-than-temporary impairment charge of $411,500 for the year ended December 31, 2008.

The amortized cost and fair value of debt securities at December 31, 2009, by contractual maturity, are shown below. Mortgage-backed securities provide for periodic, generally monthly, payments of principal and interest and have contractual maturities ranging from 3 to 30 years. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Available for Sale | | Held to Maturity | |
|---|---|---|---|---|
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| Due within one year | $ 1,750,000 | $ 1,760,727 | $ - | $ - |
| Due after one year through five years | 2,746,812 | 2,860,102 | - | - |
| Due after five years through ten years | 6,007,357 | 6,286,312 | 12,377,449 | 12,255,937 |
| Due after ten years | 19,217,316 | 19,676,946 | 1,402,818 | 1,385,038 |
| Total | $ 29,721,485 | $ 30,584,087 | $ 13,780,267 | $ 13,640,975 |

For the year ended December 31, 2009, the Company realized gross gains of $486,000 and proceeds from the sale of investment securities of $9,787,000. The Company had no sales of investment securities for the year ended December 31, 2008.

## 4. LOANS RECEIVABLE

Loans receivable consist of the following:

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Mortgage loans: | | |
| One-to-four family | $ 131,570,796 | $ 144,507,702 |
| Multi-family and commercial | 10,214,036 | 12,020,667 |
| | 141,784,832 | 156,528,369 |
| Home equity loans | 3,372,071 | 4,171,868 |
| HELOCs | 3,036,690 | 1,361,315 |
| Education loans | 3,281,029 | 2,690,170 |
| Loans on savings accounts | 32,014 | 59,271 |
| Other | 376 | 499 |
| | 151,507,012 | 164,811,492 |
| Less: | | |
| Net deferred loan fees | 214,741 | 194,883 |
| Allowance for loan losses | 1,115,141 | 857,702 |
| Total | $ 150,177,130 | $ 163,758,907 |

The Company's loan portfolio consists predominantly of one-to-four family unit first mortgage loans the northwest suburban area of metropolitan Philadelphia, primarily in Montgomery and Bucks Counties. These loans are typically secured by first lien positions on the respective real estate properties and are subject to the Bank's loan underwriting policies. In general, the Company's loan portfolio performance at December 31, 2009 and 2008, is dependent upon the local economic conditions.

## 4. LOANS RECEIVABLE (Continued)

Activity in the allowance for loan losses for the periods ended is summarized as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Balance, beginning of period | $ 857,702 | $ 731,338 |
| Add: | | |
| Provision charged to operations | 252,489 | 84,992 |
| Loan recoveries | 4,950 | 41,372 |
| | 1,115,141 | 857,702 |
| Less: | | |
| Charge-offs | - | - |
| Balance, end of period | $ 1,115,141 | $ 857,702 |

Mortgage loans serviced by the Company for others amounted to $13,559,584 and $5,041,712 at December 31, 2009 and 2008, respectively.

The Company had nonaccrual loans of $2,741,967 and $729,074 at December 31, 2009 and 2008, respectively. Interest income on loans would have increased by approximately $86,069 and $28,003 during 2009 and 2008, respectively, if these loans had performed in accordance with their original terms.

In the normal course of business, loans are extended to officers, directors, and corporations in which they are beneficially interested as stockholders, officers, or directors. A summary of loan activity for those officers and directors for the year ended December 31, 2009, is as follows:

| 2008 | Additions | Amounts Collected | 2009 |
|---|---|---|---|
| $ 2,125,551 | $ 225,509 | $ 312,132 | $ 2,038,928 |

## 5. FEDERAL HOME LOAN BANK STOCK

The Company is a member of the Federal Home Loan Bank System. As a member, the Company maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 70 basis points of the outstanding unused FHLB borrowing capacity and one-twentieth of its outstanding FHLB borrowings, as calculated throughout the year.

## 6. PREMISES AND EQUIPMENT

Premises and equipment consist of the following:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Land | $ 55,000 | $ 55,000 |
| Buildings | 6,968,562 | 6,968,562 |
| Furniture, fixtures, and equipment | 2,320,162 | 2,237,199 |
| | 9,343,724 | 9,260,761 |
| Less accumulated depreciation | 4,583,044 | 4,290,447 |
| Total | $ 4,760,680 | $ 4,970,314 |

Depreciation expense amounted to $292,597 and $365,109 for the years ended December 31, 2009 and 2008, respectively.

## 7. DEPOSITS

Deposit accounts are summarized as follows as of December 31:

| | 2009 Amount | 2009 % | 2008 Amount | 2008 % |
|---|---|---|---|---|
| Non-interest-bearing demand | $ 5,649,802 | 3.44 % | $ 3,986,145 | 2.42 % |
| NOW accounts | 11,118,180 | 6.77 | 10,300,480 | 6.26 |
| Money market deposit | 32,859,511 | 20.01 | 25,603,226 | 15.56 |
| Savings | 29,088,102 | 17.71 | 34,346,393 | 20.87 |
| | 78,715,595 | 47.93 | 74,236,244 | 45.11 |
| Time deposits: | | | | |
| 1.00 - 1.99% | 32,382,963 | 19.72 | - | - |
| 2.00 - 3.99% | 26,128,457 | 15.91 | 56,181,049 | 34.13 |
| 4.00 - 5.99% | 26,980,230 | 16.44 | 34,094,924 | 20.72 |
| 6.00 - 7.99% | - | - | 74,188 | 0.04 |
| | 85,491,650 | 52.07 | 90,350,161 | 54.89 |
| Total | $ 164,207,245 | 100.00 % | $ 164,586,405 | 100.00 % |

The scheduled maturities of time deposits are as follows:

| | December 31, 2009 |
|---|---|
| 2010 | $ 38,577,486 |
| 2011 | 23,601,294 |
| 2012 | 5,702,845 |
| 2013 | 3,613,077 |
| 2014 | 13,996,948 |
| Total | $ 85,491,650 |

Time deposits include those in denominations of $100,000 or more. Such deposits aggregated $22,206,002 and $19,995,260 at December 31, 2009 and 2008, respectively.

## 7. DEPOSITS (Continued)

The scheduled maturities of time deposits in denominations of $100,000 or more at December 31, 2009, are as follows:

| | | |
|---|---|---|
| Within three months | $ | 5,253,876 |
| Three through six months | | 1,512,262 |
| Six through twelve months | | 2,181,468 |
| Over twelve months | | 13,258,396 |
| Total | $ | 22,206,002 |

Interest expense by deposit category is as follows:

| | Year ended December 31, | | | |
|---|---|---|---|---|
| | | 2009 | | 2008 |
| NOW | $ | 76,736 | $ | 95,501 |
| Money market | | 581,998 | | 818,663 |
| Savings | | 237,084 | | 310,213 |
| Time certificates of deposit | | 3,313,258 | | 3,455,664 |
| Total | $ | 4,209,076 | $ | 4,680,041 |

## 8. FHLB ADVANCES – SHORT-TERM

Short-term borrowings consisted of draws on the Company's "RepoPlus" line of credit advances through the FHLB. The RepoPlus line carries an adjustable rate that is subject to annual renewal and incurs no service charges. All outstanding borrowings are secured by a blanket security agreement on qualifying residential mortgage loans, and the Company's investment in FHLB stock.

The following table sets forth information concerning short-term borrowings:

| | December 31, | | | |
|---|---|---|---|---|
| | | 2009 | | 2008 |
| Balance at year-end | $ | - | $ | 4,000,000 |
| Maximum amount outstanding at any month-end | | - | | 5,000,000 |
| Average balance outstanding during the year | | 76,712 | | 2,073,770 |
| Weighted-average interest rate: | | | | |
| As of year-end | | - | | 0.59% |
| Paid during the year | | 0.52% | | 2.47% |

Average balances outstanding during the year represent daily average balances, and average interest rates represent interest expenses divided by the related average balance.

## 9. FHLB ADVANCES – LONG-TERM

The following table sets forth information concerning FHLB advances – long-term:

| Description | Maturity range from | Maturity range to | Weighted-average interest rate | Stated interest rate range from | Stated interest rate range to | At December 31, 2009 | At December 31, 2008 |
|---|---|---|---|---|---|---|---|
| Convertible | 03/19/18 | 08/27/18 | 3.08% | 2.13 % | 4.15 % | $ 17,000,000 | $ 17,000,000 |
| Fixed-rate | 02/06/13 | 02/06/13 | 3.58% | 3.58 % | 3.58 % | 1,500,000 | 1,500,000 |
| Fixed-rate amortizing | 12/26/12 | 12/26/12 | 3.87% | 3.87 % | 3.87 % | 1,707,524 | 2,787,349 |
| Mid-term repo fixed | 02/08/10 | 01/03/12 | 2.29% | 1.65 % | 3.15 % | 6,266,000 | 3,266,000 |
| Total | | | | | | $ 26,473,524 | $ 24,553,349 |

Payments of FHLB borrowings are summarized as follows:

| Year Ending December 31, | Amount | Weighted-Average Rate |
|---|---|---|
| 2010 | $ 2,047,330 | 3.03% |
| 2011 | 2,334,892 | 3.21% |
| 2012 | 3,591,302 | 2.02% |
| 2013 | 1,500,000 | 3.58% |
| 2014 and thereafter | 17,000,000 | 3.08% |
| Total | $ 26,473,524 | 2.97% |

As of December 31, 2009, the Company had one fixed-rate amortizing borrowings with the FHLB, which was originated in December 2002. The fixed-rate amortizing borrowing requires aggregate monthly payments of principal and interest of $50,314 for the remaining borrowing through December 2012. The Company also has three convertible select borrowings, four mid-term repo-fixed borrowings, and one fixed-rate borrowing. These borrowings were originated in 2008 and 2009 and mature from February 2010 through August 2018. All borrowings acquired in 2008 and 2009 require quarterly payments of interest only. The convertible select borrowings are convertible to variable-rate advances on specific dates at the discretion of the FHLB. Should the FHLB convert these advances, the Bank has the option of accepting the variable rate or repaying the advance without penalty.

All borrowings from the FHLB are secured by a blanket lien on qualified collateral, defined principally as investment securities and mortgage loans which are owned by the Bank free and clear of any liens or encumbrances. In addition, the Company has a maximum borrowing capacity of $100.3 million with the FHLB at December 31, 2009.

## 10. INCOME TAXES

The provision for income taxes (benefit) consists of:

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 |
|---|---|---|
| Current tax expense | $ 145,746 | $ 112,834 |
| Deferred taxes | (137,322) | (211,032) |
| Total | $ 8,424 | $ (98,198) |

## 10. INCOME TAXES (Continued)

The tax effects of deductible and taxable temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, are as follows:

| | Year Ended December 31, 2009 | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Allowance for loan losses | $ 350,897 | $ 265,051 |
| Deferred loan fees | 112 | 226 |
| Deferred compensation | 1,010,510 | 961,013 |
| Investment securities impairment | 163,710 | 163,710 |
| Deferred health care | 69,062 | 69,809 |
| State net operating loss carryforward | 177,765 | 283,743 |
| Capital loss carryforwards | 181,282 | 299,436 |
| Premises and equipment | 85,203 | 72,131 |
| Charitable contribution carryforward | 31,114 | 35,396 |
| Other | 45,109 | 53,432 |
| Total gross deferred tax assets | 2,114,764 | 2,203,947 |
| Valuation allowance | (390,160) | (618,575) |
| Total net deferred tax assets | 1,724,604 | 1,585,372 |
| Deferred tax liabilities: | | |
| Prepaid insurance | 44,333 | 42,513 |
| Net unrealized gain on securities | 292,945 | 337,552 |
| Total gross deferred tax liabilities | 337,278 | 380,065 |
| Net deferred tax assets | $ 1,387,326 | $ 1,205,307 |

The valuation allowance as of December 31, 2009 and 2008, consisted of a 100 percent allowance against specific deferred tax assets. These deferred tax assets are subject to expiration periods ranging from three years to five years. It could not be determined that it was more than likely that the Company would be in a taxable position adequate to utilize these deferred tax assets prior to their expiration. These deferred tax assets were the Pennsylvania Mutual thrift tax loss carryforward of $177,765 in 2009 and $283,743 in 2008; capital loss carryforward of $181,282 and $299,436 for 2009 and 2008; and the charitable contribution carryforward of $31,114 in 2009 and $35,396 in 2008.

The Company has been in a cumulative loss position for the past several years; however, the losses have been declining in a manor consistent with the current business plan and did record profits for 2009. The Company has projected that it will continue to be in a taxable position resulting from implementation of the business plan. Based upon the long-term nature of the remaining deferred tax assets, it was determined that the Company would likely be in a taxable position to allow for the utilization of the remaining deferred tax assets and that a valuation allowance on those deferred tax assets was not appropriate.

The reconciliation of the federal statutory rate and the Company's effective income tax rate is as follows:

| | Year Ended December 31, 2009 Amount | 2009 % of Pretax Income | 2008 Amount | 2008 % of Pretax Income |
|---|---|---|---|---|
| Provision at statutory rate | $ 115,521 | 34.0 % | $ (117,079) | (34.0) % |
| Tax-exempt income | (39,735) | (11.7) | 80,382 | 23.3 |
| Valuation allowance | (110,456) | (32.5) | (38,596) | (11.2) |
| Other, net | 43,094 | 12.7 | (22,905) | (6.6) |
| Actual tax expense and effective rate | $ 8,424 | 2.5 % | $ (98,198) | (28.5) % |

## 10. INCOME TAXES (Continued)

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax that is calculated at 11.5 percent of Pennsylvania earnings based on U.S. generally accepted accounting principles with certain adjustments.

At December 31, 2008, the Company has an available net operating loss carryforward of approximately $3,738,377 for state tax purposes that expired in 2009. The Bank also has an available capital loss carryforward of approximately $533,181 that will expire in 2011.

U.S. generally accepted accounting principles prescribe a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

## 11. COMMITMENTS AND CONTINGENT LIABILITIES

### Commitments

In the normal course of business, management makes various commitments that are not reflected in the accompanying consolidated financial statements. These commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Company's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. The Company minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements, as deemed necessary, in compliance with lending policy guidelines. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

The off-balance sheet commitments consisted of the following:

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Commitments to extend credit | $ 1,362,650 | $ 2,542,730 |
| Unused lines of credit | 663,304 | 248,681 |
| Letters of Credit | 155,978 | - |

Commitments to extend credit consist of fixed-rate commitments with interest rates ranging from 4.875 percent to 7.25 percent. The commitments outstanding at December 31, 2009, contractually mature in less than one year.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments consisted primarily of available commercial and personal lines of credit and loans approved but not yet funded. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

### Contingent Liabilities

The Company is involved in various legal actions from the normal course of business activities. Management believes the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial position.

## 12. EMPLOYEE BENEFITS

### Benefit Plan

The Company has a defined contribution pension plan (the "Plan") for all regular full-time employees meeting certain eligibility requirements. Annual contributions are discretionary but will not exceed 15 percent of eligible employees' salaries. The Plan may be terminated at any time at the discretion of the Board of Directors. Pension expense for the profit sharing portion of the Plan was $49,228 and $50,000 for the years ended December 31, 2009 and 2008, respectively.

The Plan includes provisions to include employee and employer 401(k) contributions. Under the Plan, the Company will match 100 percent of the employees' eligible contributions, up to the maximum of 5 percent of each qualifying employee's salary, and an additional 10 percent of each non-qualifying employee's salary. The Company contributions for the 401(k) plan were $182,173 and $183,117 for the years ended December 31, 2009 and 2008, respectively.

### Employee Stock Ownership Plan ("ESOP")

In connection with the conversion, the Company created an ESOP for the benefit of employees who meet the eligibility requirements, which include having completed one year of service with the Company or its subsidiary and attained age 18. The ESOP trust acquired 129,605 shares of the Company's stock from proceeds from a loan with the Company. The Company makes cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments. The ESOP trust's outstanding loan bears interest at 8.25 percent and requires an annual payment of principal and interest of $153,439 through December of 2021.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees based on the proportion of payments made during the year to remaining amount of payments due on the loan through maturity. Accordingly, the shares pledged as collateral are reported as unallocated common stock held by the ESOP shares in the Consolidated Balance Sheet. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. The Company recognized ESOP expense of $59,791 and $71,069 for the years ended December 31, 2009 and 2008, respectively.

The following table presents the components of the ESOP shares:

| | 2009 | 2008 |
|---|---|---|
| Allocated shares | 25,921 | 17,280 |
| Unreleased shares | 103,684 | 112,325 |
| Total ESOP shares | 129,605 | 129,605 |
| Fair value of unreleased shares | $ 725,788 | $ 982,835 |

### Equity Incentive Plan

Employees and non-employee corporate directors are eligible to receive awards of restricted stock and options based upon performance related requirements. Awards granted under the Plan are in the form of the Company's common stock and options to purchase stock and are subject to certain vesting requirements including continuous employment or service with the Company. The Company has authorized 226,808 shares of the Company's common stock under the Plan. The Plan assists the Company in attracting, retaining, and motivating employees and non-employee directors to make substantial contributions to the success of the Company and to increase the emphasis on the use of equity as a key component of compensation.

## 12. EMPLOYEE BENEFITS (Continued)

**Restricted Stock Plan**

In connection with the Equity Incentive Plan, the Company awarded 64,800 shares of restricted stock to directors and officers of the Company on August 21, 2007. These shares vest over a five-year period ending in 2012. Compensation expense related to the vesting of shares was $115,733 and $144,158 for the years ended December 31, 2009 and 2008, respectively.

| | Number of Restricted Stock | | Weighted-Average Grant Date Fair Value |
|---|---|---|---|
| Nonvested at December 31, 2008 | 49,248 | $ | 9.40 |
| Granted | - | | - |
| Vested | 12,312 | | 9.40 |
| Forfeited | - | | - |
| Nonvested at December 31, 2009 | 36,936 | $ | 9.40 |

**Stock Option Plan**

In connection with the 2007 Equity Incentive Plan, the Board of Directors approved the formation of a stock option plan. The plan provides for granting incentive options to key officers and other employees of the Company and nonqualified stock options to nonemployee directors of the Company. A total of 162,003 shares of either authorized and unissued shares or authorized shares issued by and subsequently reacquired by the Bank as treasury stock shall be issuable under the plans. The plans shall terminate after the tenth anniversary of the plan. The per share exercise price of any option granted will not be less than the fair market value of a share of common stock on the date the option is granted. The options granted are vested over various time periods and are determined at the time of grant.

The following table is a summary of the Company's stock option activity and related information for its option plan:

| | 2009 | | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term (in years) | Aggregate Intrinsic Value |
|---|---|---|---|---|---|
| Outstanding, beginning | 162,003 | $ | 9.40 | 7.64 | - |
| Granted | - | | - | - | - |
| Exercised | - | | - | - | - |
| Forfeited | (8,100) | | 9.40 | 7.64 | - |
| Outstanding, ending | 153,903 | $ | 9.40 | 7.64 | - |
| Vested and exercisable at year-end | 61,561 | $ | 9.40 | 7.64 | - |

The following table summarizes the Company's nonvested options and changes therein during the year ended December 31, 2009:

| | Number of Stock Options | | Weighted-average Grant Date Fair Value |
|---|---|---|---|
| Nonvested at December 31, 2008 | 123,122 | $ | 9.40 |
| Granted | - | | - |
| Vested | (30,780) | | 9.40 |
| Forfeited | - | | - |
| Nonvested at December 31, 2009 | 92,342 | $ | 9.40 |

## 12. EMPLOYEE BENEFITS (Continued)

**Supplemental Retirement Plan**

The Company has a Supplemental Life Insurance Plan ("Plan") for three officers of the Bank. The Plan requires the Bank to make annual payments to the beneficiaries upon their death. In connection with the Plan, the Company funded life insurance policies with an aggregate amount of $3,085,000 on the lives of those officers that currently have a death benefit of $10,938,081. The cash surrender value of these policies totaled $4,053,225 and $3,936,358 at December 31, 2009 and 2008, respectively. The Plan provides that death benefits totaling $6.0 million at December 31, 2009, will be paid to their beneficiaries in the event the officers should die.

Additionally, the Company has a Supplemental Retirement Plan ("SRP") for the current and former presidents as well as two senior officers of the Bank. At December 31, 2009 and 2008, $1,485,552 and $1,444,546, respectively, has been accrued under these SRPs, and this liability and the related deferred tax asset of $505,088 and $491,146, respectively, are recognized in the financial statements.

The deferred compensation for the current and former presidents is to be paid for the remainder of their lives, commencing with the first year following the termination of employment after completion of required service. The current president's payment is based on 60 percent of his final full year annual gross taxable compensation adjusted annually for the change in the consumer price index or 4 percent, whichever is higher. The former president's payment is based on 60 percent of his final full year annual gross taxable compensation adjusted annually for the change in the consumer price index. The deferred compensation for the two senior officers is to be paid at the rate of $50,000 per year for 20 years, commencing 5 years after retirement or age 65, whichever comes first, following the termination of employment. The Company records periodic accruals for the cost of providing such benefits by charges to income. The accruals increase each year based on a discount rate of 6.25 percent used in determining the estimated liability that will be accrued when the employees are eligible for benefits.

The following table illustrates the components of the net periodic benefit cost for the supplemental retirement plan:

| | For the Year Ended 2009 | 2008 |
|---|---|---|
| Components of net periodic benefit cost: | | |
| Service cost | $ 62,472 | $ 72,609 |
| Interest cost | 90,284 | 87,009 |
| Net periodic benefit cost | $ 152,756 | $ 159,618 |

## 13. REGULATORY RESTRICTIONS

**Federal Reserve Cash Requirements**

The Bank is required to maintain average cash reserve balance in vault cash or with the Federal Reserve Bank. The amount of these restricted cash reserve balances at December 31, 2009, was $25,000.

**Regulatory Capital Requirements**

Federal regulations require the Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I capital to risk-weighted assets and of Core capital to average total assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from "well capitalized" to "critically undercapitalized." Should any institution fail to meet the requirements to be considered "adequately capitalized," it would become subject to a series of increasingly restrictive regulatory actions. Management believes, as of December 31, 2009, the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009 and 2008, the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total risk-based, Tier 1 risk-based, core capital, and tangible equity capital ratios must be at least 10.0 percent, 6.0 percent, 5.0 percent, and 1.5 percent, respectively. There have been no conditions or events since the notification that management believes have changed the Bank's category.

## 13. REGULATORY RESTRICTIONS (Continued)

### Regulatory Capital Requirements (Continued)

The Bank's actual capital ratios are presented in the following tables, which show that the Bank met all regulatory capital requirements.

The following table reconciles the Bank's capital under accounting principles generally accepted in the United States of America to regulatory capital.

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Total stockholders' equity | $ 20,869,520 | $ 20,553,566 |
| Accumulated other comprehensive income | (568,657) | (655,248) |
| Tier I, core, and tangible capital | 20,300,863 | 19,898,318 |
| Allowance for loan losses | 1,115,141 | 857,702 |
| Total risk-based capital | $ 21,416,004 | $ 20,756,020 |

The Bank's actual capital ratios are presented in the following table:

| | December 31, | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | Amount | Ratio | Amount | Ratio |
| **Total Capital (to Risk-Weighted Assets)** | | | | |
| Actual | $ 21,416,004 | 19.78 % | $ 20,756,020 | 18.73 % |
| For Capital Adequacy Purposes | 8,663,360 | 8.00 | 8,863,362 | 8.00 |
| To Be Well Capitalized | 10,829,200 | 10.00 | 11,079,203 | 10.00 |
| **Tier I Capital (to Risk-Weighted Assets)** | | | | |
| Actual | $ 20,300,863 | 18.75 % | 19,898,318 | 17.96 % |
| For Capital Adequacy Purposes | 4,331,680 | 4.00 | 4,431,681 | 4.00 |
| To Be Well Capitalized | 6,497,520 | 6.00 | 6,647,522 | 6.00 |
| **Core Capital (to Adjusted Assets)** | | | | |
| Actual | $ 20,300,863 | 9.34 % | 19,898,318 | 9.06 % |
| For Capital Adequacy Purposes | 8,695,776 | 4.00 | 8,783,488 | 4.00 |
| To Be Well Capitalized | 10,869,720 | 5.00 | 10,979,360 | 5.00 |
| **Tangible Capital (to Adjusted Assets)** | | | | |
| Actual | $ 20,300,863 | 9.34 % | 19,898,318 | 9.06 % |
| For Capital Adequacy Purposes | 4,347,888 | 1.50 | 4,391,744 | 1.50 |
| To Be Well Capitalized | N/A | N/A | N/A | N/A |

The Bank accumulated approximately $1.4 million of retained earnings, which represents allocations of income to bad debt deductions for tax purposes only. Since this amount represents the accumulated bad debt reserves prior to 1987, no provision for federal income tax has been made. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

## 14. FAIR VALUE MEASUREMENTS

The following disclosures show the hierarchal disclosure framework associated with the level of pricing observations utilized in measuring assets and liabilities at fair value. The three broad levels defined by U.S. generally accepted accounting principles are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than the quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities includes items for which quoted prices are available but traded less frequently and items that are fair-valued using other financial instruments, the parameters of which can be directly observed.

Level III: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

The following table presents the assets reported on the balance sheet at their fair value as of December 31, 2009 and 2008, by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Level I | Level II | Level III | Total |
| Assets: | | | | |
| Investment securities available for sale: | | | | |
| Mortgage-backed securities | $ - | $ 18,159,405 | $ - | $ 18,159,405 |
| Corporate securities | - | 12,424,682 | - | 12,424,682 |
| Equity securities | - | 17,500 | - | 17,500 |
| | $ - | $ 30,601,587 | $ - | $ 30,601,587 |
| | $ - | $ 30,601,587 | $ - | $ 30,601,587 |

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Level I | Level II | Level III | Total |
| Assets: | | | | |
| Investment securities available for sale: | | | | |
| Mortgage-backed securities | $ - | $ 33,409,451 | $ - | $ 33,409,451 |
| Corporate securities | - | 4,373,986 | - | 4,373,986 |
| Equity securities | - | 5,450 | - | 5,450 |
| | $ - | $ 37,788,887 | $ - | $ 37,788,887 |
| | $ - | $ 37,788,887 | $ - | $ 37,788,887 |

## 15. FAIR VALUE DISCLOSURE

The estimated fair values of the Company's financial instruments are as follows:

| | December 31, 2009 | | December 31, 2008 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 8,426,530 | $ 8,426,530 | $ 4,670,942 | $ 4,670,942 |
| Investment securities | | | | |
| Available for sale | 30,601,587 | 30,601,587 | 37,788,887 | 37,788,887 |
| Held to maturity | 13,780,267 | 13,780,267 | - | - |
| Net loans receivable | 150,177,130 | 156,195,753 | 163,758,907 | 168,774,162 |
| Accrued interest receivable | 930,336 | 930,336 | 881,954 | 881,954 |
| Federal Home Loan Bank stock | 2,279,200 | 2,279,200 | 2,279,200 | 2,279,200 |
| Bank-owned life insurance | 4,053,225 | 4,053,225 | 3,936,358 | 3,936,358 |
| Financial liabilities: | | | | |
| Deposits | $ 164,207,245 | $ 166,885,243 | $ 164,586,405 | $ 170,256,832 |
| FHLB advances - short-term | - | - | 4,000,000 | 4,000,000 |
| FHLB advances - long-term | 26,473,524 | 27,365,487 | 24,553,349 | 25,878,974 |
| Advances by borrowers | | | | |
| for taxes and insurance | 1,280,863 | 1,280,863 | 1,413,396 | 1,413,396 |
| Accrued interest payable | 63,647 | 63,647 | 63,867 | 63,867 |

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract that creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates that are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

As certain assets such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Company.

The Company employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

**Cash and Cash Equivalents, Accrued Interest Receivable, Federal Home Loan Bank Stock, Short-Term Borrowings, Accrued Interest Payable, and Advances by Borrowers for Taxes and Insurance**

The fair value is equal to the current carrying value.

### Investment Securities Available for Sale and Held to Maturity

The fair value of investment securities available for sale is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

## 15. FAIR VALUE DISCLOSURE (Continued)

### Net Loans Receivable

The fair value is estimated by discounting future cash flows using current market inputs at which loans with similar terms and qualities would be made to borrowers of similar credit quality. Where quoted market prices were available, primarily for certain residential mortgage loans, such market rates were utilized as estimates for fair value.

### Deposits and Other Borrowed Funds

The fair values of certificates of deposit and other borrowed funds are based on the discounted value of contractual cash flows. The discount rates are estimated using rates currently offered for similar instruments with similar remaining maturities. Demand, savings, and money market deposits are valued at the amount payable on demand as of year-end.

### Bank-Owned Life Insurance

The fair value is equal to the cash surrender value of the life insurance policies.

### Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 11.

## 16. PARENT COMPANY

Condensed financial statements of Polonia Bancorp are as follows:

### CONDENSED BALANCE SHEET

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| ASSETS | | |
| Cash | $ 3,170,220 | $ 3,363,830 |
| Loans receivable | 1,036,840 | 1,123,243 |
| Investment in subsidiary | 19,832,680 | 19,430,322 |
| Other assets | 120,719 | 113,384 |
| TOTAL ASSETS | $ 24,160,459 | $ 24,030,779 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Other liabilities | $ 315,500 | $ 427,098 |
| Stockholders' equity | 23,844,959 | 23,603,681 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 24,160,459 | $ 24,030,779 |

### CONDENSED STATEMENT OF INCOME

| | Year Ended December 31, 2009 | Year Ended December 31, 2008 |
|---|---|---|
| INCOME | | |
| ESOP loan interest income | $ 98,668 | $ 103,102 |
| Investment income | 62,995 | 111,939 |
| Total income | 161,663 | 215,041 |
| EXPENSES | 211,469 | 218,948 |
| Loss before income tax expense | (49,806) | (3,907) |
| Income tax expense | 21,396 | 1,413 |
| Loss before equity in undistributed earnings of subsidiary | (71,202) | (5,320) |
| Equity in undistributed earnings of subsidiary | 402,544 | (240,832) |
| NET INCOME (LOSS) | $ 331,342 | $ (246,152) |

## 16. PARENT COMPANY (Continued)

CONDENSED STATEMENT OF CASH FLOWS

| | Year Ended December 31, 2009 | 2008 |
|---|---|---|
| OPERATING ACTIVITIES | | |
| Net income (loss) | $ 331,342 | $ (246,152) |
| Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities: | | |
| Equity in undistributed earnings of subsidiary | (402,544) | 240,832 |
| Stock compensation expense | 265,117 | 326,820 |
| Other, net | (118,935) | (145,435) |
| Net cash provided by operating activities | 74,980 | 176,065 |
| FINANCING ACTIVITIES | | |
| Purchase of treasury stock | (268,590) | (983,145) |
| Net cash (used for) provided by financing activities | (268,590) | (983,145) |
| Decrease in cash | (193,610) | (807,080) |
| CASH AT BEGINNING OF PERIOD | 3,363,830 | 4,170,910 |
| CASH AT END OF PERIOD | $ 3,170,220 | $ 3,363,830 |

## 17. SELECTED QUARTERLY DATA (Unaudited)

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2009 | June 30, 2009 | September 30, 2009 | December 31, 2009 |
| Total interest income | $ 2,752,754 | $ 2,696,094 | $ 2,656,452 | $ 2,602,193 |
| Total interest expense | 1,340,048 | 1,288,966 | 1,217,880 | 1,153,340 |
| Net interest income | 1,412,706 | 1,407,128 | 1,438,572 | 1,448,853 |
| Provision for loan losses | 105,328 | 113,712 | 80,304 | (46,855) |
| Net interest income after provision for loan losses | 1,307,378 | 1,293,416 | 1,358,268 | 1,495,708 |
| Total noninterest income | 205,719 | 244,271 | 233,485 | 760,420 |
| Total noninterest expense | 1,666,295 | 1,626,810 | 1,551,849 | 1,713,945 |
| Income (loss) before income taxes | (153,198) | (89,123) | 39,904 | 542,183 |
| Income taxes (benefit) | (38,368) | (44,495) | 15,421 | 75,866 |
| Net income (loss) | $ (114,830) | $ (44,628) | $ 24,483 | $ 466,317 |
| Per share data: | | | | |
| Net income (loss) | | | | |
| Basic and diluted | $ (0.04) | $ (0.01) | $ 0.01 | $ 0.15 |
| Average shares outstanding | | | | |
| Basic and diluted | 3,013,469 | 3,011,203 | 3,014,501 | 3,017,567 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | March 31, 2008 | June 30, 2008 | September 30, 2008 | December 31, 2008 |
| Total interest income | $ 2,614,736 | $ 2,712,306 | $ 2,848,464 | $ 2,893,693 |
| Total interest expense | 1,268,893 | 1,262,059 | 1,391,422 | 1,389,598 |
| Net interest income | 1,345,843 | 1,450,247 | 1,457,042 | 1,504,095 |
| Provision for loan losses | - | - | 84,992 | - |
| Net interest income after provision for loan losses | 1,345,843 | 1,450,247 | 1,372,050 | 1,504,095 |
| Total noninterest income | 126,416 | 132,325 | (229,084) | 54,789 |
| Total noninterest expense | 1,538,862 | 1,563,857 | 1,504,669 | 1,493,642 |
| Income (loss) before income taxes | (66,603) | 18,715 | (361,703) | 65,242 |
| Income taxes (benefit) | (10,374) | 21,639 | 34,145 | (143,608) |
| Net income (loss) | $ (56,229) | $ (2,924) | $ (395,848) | $ 208,850 |
| Per share data: | | | | |
| Net income (loss) | | | | |
| Basic and diluted | $ (0.02) | $ - | $ (0.13) | $ 0.07 |
| Average shares outstanding | | | | |
| Basic and diluted | 3,128,369 | 3,106,095 | 3,056,112 | 3,036,827 |

**Board of Directors**

Dr. Eugene Andruczyk
Frank J. Byrne
Edward W. Lukiewski
Timothy G. O'Shaughnessy
Anthony J. Szuszczewicz (Chairman)
Robert J. Woltjen

**Executive Officers of Polonia Bancorp and Polonia Bank**

Anthony J. Szuszczewicz
*Chairman, President and Chief Executive Officer*

Paul D. Rutkowski
*Chief Financial Officer and Corporate Secretary*

Kenneth J. Maliszewski
*Senior Vice President*


OLONIA BANCORP

**3993 Huntingdon Pike - 3rd Floor**
**Huntingdon Valley, PA 19006**